                                                              File Nos. ________
                                                                        811-7769

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Initial Registration Statement

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 18

                             SEPARATE ACCOUNT KG OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                               (Name of Depositor)
                               440 Lincoln Street
                               Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)

                                 (508) 855-1000
               (Depositor's Telephone Number, including Area Code)

                          Charles F. Cronin, Secretary
                First Allmerica Financial Life Insurance Company
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

             ____ immediately upon filing pursuant to paragraph (b) of Rule 485

             ____ on (date) pursuant to paragraph (b) of Rule 485

             ____ 60 days after filing pursuant to paragraph (a) (1) of Rule 485
             ____ on (date) pursuant to paragraph (a) (1) of Rule 485

             ____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                           VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act").The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1999 was filed on or before March 30, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is making this filing in order to register a new flexible payment deferred variable annuity contract, which is the purpose of this initial Registration Statement under the Securities Act of 1933 and amendment under the Investment Company Act of 1940. Registrant does not intend this filing to delete or amend any currently effective prospectus, statement of additional information, or supplements thereto, contained in any other registration statement of the Registrant under the Securities Act of 1933.

             CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                          ITEMS CALLED FOR BY FORM N-4

FORM N-4 ITEM NO.        CAPTION IN PROSPECTUS
-----------------        ---------------------
1........................Cover Page

2........................Special Terms

3........................Summary of Fees and Expenses; Summary of Contract
                         Features

4........................Performance Information

5........................Description of the Company, the Variable Account and
                         the Underlying Investment Companies

6........................Charges and Deductions

7........................Description of the Contract-The Accumulation Phase

8........................Electing the Annuity Date; Description of Annuity
                         Payout Options; Annuity Benefit Payments

9........................Death Benefit

10.......................Payments; Computation of Values;  Distribution

11.......................Surrender and Withdrawals; Surrender Charge; Withdrawal
                         Without Surrender Charge; Texas Optional Retirement Program

12.......................Federal Tax Considerations

13.......................Legal Matters

14.......................Statement of Additional Information - Table of Contents

FORM N-4 ITEM NO.        CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------        ----------------------------------------------
15.......................Cover Page

16.......................Table of Contents

17.......................General Information and History

18.......................Services

19.......................Underwriters

20.......................Underwriters

21.......................Performance Information

22.......................Annuity Benefit Payments

23.......................Financial Statements

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                            WORCESTER, MASSACHUSETTS

This Prospectus provides important information about the Kemper Gateway Plus variable annuity contract issued by First Allmerica Financial Life Company. The contract is a flexible payment tax-deferred combination variable and fixed annuity offered on both a group and individual basis. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. ANNUITIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL.

A Statement of Additional Information dated          , 2001 containing more
information about this annuity is on file with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Annuity Client Services at 1-800-782-8380. The Table of Contents of the Statement of Additional Information is listed on page 3 of this Prospectus. This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website
(http://www.sec.gov).

The Variable Account, known as Separate Account KG is subdivided into Sub-Accounts. Each Sub-Account offered as an investment option under this contract invests exclusively in shares of one of the following portfolios:

KEMPER VARIABLE SERIES                   KVS Focused Large Cap Growth Portfolio
Kemper Aggressive Growth Portfolio       KVS Growth Opportunities Portfolio
Kemper Technology Growth Portfolio       KVS Growth And Income Portfolio
KVS Dreman Financial Services Portfolio
Kemper Small Cap Growth Portfolio        SCUDDER VARIABLE LIFE INVESTMENT FUND (CLASS A)
Kemper Small Cap Value Portfolio         Scudder 21st Century Growth Portfolio
KVS Dreman High Return Equity Portfolio  Scudder International Portfolio
Kemper International Portfolio           Scudder Global Discovery Portfolio
Kemper New Europe Portfolio              Scudder Capital Growth Portfolio
Kemper Global Blue Chip Portfolio        Scudder Growth and Income Portfolio
Kemper Growth Portfolio
Kemper Contrarian Value Portfolio        THE ALGER AMERICAN FUND
Kemper Blue Chip Portfolio               Alger American Leveraged AllCap Portfolio
Kemper Value+Growth Portfolio            Alger American Balanced Portfolio
KVS Index 500 Portfolio
Kemper Horizon 20+ Portfolio             DREYFUS INVESTMENT PORTFOLIOS
Kemper Total Return Portfolio            Dreyfus MidCap Stock Portfolio
Kemper Horizon 10+ Portfolio
Kemper High Yield Portfolio              THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
Kemper Horizon 5 Portfolio               Dreyfus Socially Responsible Growth Fund
Kemper Strategic Income Portfolio
Kemper Investment Grade Bond Portfolio   WARBURG PINCUS TRUST
Kemper Government Securities Portfolio   Warburg Pincus Emerging Markets Portfolio
Kemper Money Market Portfolio            Warburg Pincus Global Post-Venture Capital Portfolio

The Fixed Account, which is part of the Company's General Account, is an additional investment option that pays an interest rate guaranteed for one year from the time a payment is received

This Contract includes a Payment Credit (or Bonus) enhancement feature. Expenses for this Contract may be higher than a contract without a Payment Credit. Over time, the amount of the Payment Credit may be more than offset by the additional fees and charges associated with the Payment Credit. You should consider this possibility before purchasing the Contract.

The Company offers a variety of fixed and variable annuity contracts. These other contracts may offer features, including investment options, fees and/or charges that are different from those in the contract offered by this Prospectus. The other contracts may be offered through different distributors. Upon request, your financial representative can show you information regarding other annuity contracts offered by the Company. You can also contact the Company directly to find out more about these annuity contracts.

THIS ANNUITY IS NOT A BANK DEPOSITOR OR OBLIGATION; IS NOT FEDERALLY INSURED; AND IS NOT ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             DATED          , 2001

                               TABLE OF CONTENTS

SPECIAL TERMS...............................................         4
SUMMARY OF FEES AND EXPENSES................................         6
SUMMARY OF CONTRACT FEATURES................................        15
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT AND THE
 UNDERLYING INVESTMENT COMPANIES............................        20
INVESTMENT OBJECTIVES AND POLICIES..........................        21
PERFORMANCE INFORMATION.....................................        24
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.......        27
A.   Payments...............................................        27
B.   Payment Credits........................................        27
C.   Computation of Values..................................        28
        The Accumulation Unit...............................        28
        Net Investment Factor...............................        28
D.   Right to Cancel........................................        29
E.   Transfer Privilege.....................................        29
        Automatic Transfers (Dollar Cost Averaging).........        30
        Automatic Account Rebalancing.......................        31
F.   Surrender and Withdrawals..............................        31
        Systematic Withdrawals..............................        32
        Life Expectancy Distributions.......................        32
        Systematic Level Free of Surrender Charge Withdrawal
        Program.............................................        33
G.   Death Benefit..........................................        33
        Standard Death Benefit..............................        33
        Optional Enhanced Death Benefit Rider...............        34
        Payment of the Death Benefit Prior to the Annuity
        Date................................................        34
H.   The Spouse of the Owner as Beneficiary.................        34
I.   Assignment.............................................        35
ANNUITIZATION -- THE PAYOUT PHASE...........................        36
A.   Electing the Annuity Date..............................        36
B.   Choosing the Annuity Payout Option.....................        36
        Fixed Annuity Payout Options........................        37
        Variable Annuity Payout Options.....................        37
C.   Description of Annuity Payout Options..................        37
D.   Variable Annuity Benefit Payments......................        38
        The Annuity Unit....................................        38
        Determination of the First Annuity Benefit
        Payment.............................................        39
        Determination of the Number of Annuity Units........        39
        Dollar Amount of Subsequent Variable Annuity Benefit
        Payments............................................        39
        Payment of Annuity Benefit Payments.................        39
E.   Transfers of Annuity Units.............................        40
F.   Withdrawals After the Annuity Date.....................        40
        Calculation of Proportionate Reduction..............        41
        Calculation of Present Value........................        41
        Deferral of Withdrawals.............................        42
G.   Reversal of Annuitization..............................        42
H.   NORRIS Decision........................................        42
CHARGES AND DEDUCTIONS......................................        43
A.   Variable Account Deductions............................        43
        Mortality and Expense Risk Charge...................        43
        Administrative Expense Charge.......................        43
        Other Charges.......................................        44

B.   Contract Fee...........................................        44
C.   Optional Rider Charge..................................        44
D.   Premium Taxes..........................................        44
E.   Surrender Charge.......................................        45
        Calculation of Surrender Charge.....................        45
        Withdrawal Without Surrender Charge.................        46
        Effect of Withdrawal of Withdrawal Without Surrender
        Charge Amount.......................................        46
        Reduction or Elimination of Surrender Charge and
        Additional Amounts Credited.........................        47
F.   Transfer Charge........................................        48
G.   Withdrawal Adjustment Charge...........................        49
FEDERAL TAX CONSIDERATIONS..................................        50
A.   General................................................        50
        The Company.........................................        50
        Diversification Requirements........................        50
        Investor Control....................................        50
B.   Qualified and Non-Qualified Contracts..................        51
C.   Taxation of the Contract in General....................        51
        Withdrawals Prior to Annuitization..................        51
        Withdrawals After Annuitization.....................        51
        Annuity Payouts After Annuitization.................        52
        Penalty on Distribution.............................        52
        Assignments or Transfers............................        52
        Nonnatural Owners...................................        52
        Deferred Compensation Plans of State and Local
        Governments and Tax-Exempt Organizations............        53
D.   Tax Withholding........................................        53
E.   Provisions Applicable to Qualified Employer Plans......        53
        Corporate and Self-Employed Pension and Profit
        Sharing Plans.......................................        53
        Individual Retirement Annuities.....................        53
        Tax-Sheltered Annuities.............................        54
        Texas Optional Retirement Program...................        54
STATEMENTS AND REPORTS......................................        54
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........        54
CHANGES TO COMPLY WITH LAW AND AMENDMENTS...................        55
VOTING RIGHTS...............................................        56
DISTRIBUTION................................................        56
LEGAL MATTERS...............................................        57
FURTHER INFORMATION.........................................        57
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT......       A-1
APPENDIX B -- SURRENDER CHARGES.............................       B-1
APPENDIX C -- CONDENSED FINANCIAL INFORMATION...............       C-1
APPENDIX D -- EXAMPLES OF PRESENT VALUE WITHDRAWALS.........       D-1

                 STATEMENT OF ADDITIONAL INFORMATION
                          TABLE OF CONTENTS
GENERAL INFORMATION AND HISTORY.............................         2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
 COMPANY....................................................         3
SERVICES....................................................         3
UNDERWRITERS................................................         4
ANNUITY BENEFIT PAYMENTS....................................         4
ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING)
 PROGRAM....................................................         6
PERFORMANCE INFORMATION.....................................         6
TAX-DEFERRED ACCUMULATION...................................        13
FINANCIAL STATEMENTS........................................       F-1

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts and the Fixed Account credited to the Contract on any day before the Annuity Date. The Accumulated Value includes all Payment Credits applied to the Contract.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least one year after the Issue Date and may not be later than the Owner's 90th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity payout option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to First Allmerica Financial Life Insurance Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's Issue Date or on any anniversary of the Issue Date.

CUMULATIVE EARNINGS: the Accumulated Value reduced by total payments not previously withdrawn.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GROSS PAYMENT BASE: the total of all payments invested in the Contract, less any withdrawals which exceed the Withdrawal Without Surrender Charge amount.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

PAYMENT CREDIT: an amount added to the Contract by the Company when a payment is made to the Contract. The amount will be a specified percentage of the payment.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding portfolio of Kemper Variable Series ("KVS"), Scudder Variable Life Investment Fund (Class A) ("Scudder VLIF"), The Alger American Fund ("Alger"), Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc. (the "Dreyfus Socially Responsible Growth Fund") or Warburg Pincus Trust.

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, surrender charge and rider charge.

UNDERLYING PORTFOLIOS (PORTFOLIOS): currently, the twenty-six Portfolios of KVS, the five Portfolios of Scudder VLIF, the two Portfolios of The Alger American Fund, the one Portfolio of the Dreyfus Investment Portfolios, the one Portfolio of The Dreyfus Socially Responsible Growth Fund, Inc. and the two Portfolios of Warburg Pincus Trust in which the Sub-Accounts invest.

VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Portfolio's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Separate Account KG, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of certain of the Underlying Portfolios.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly under the Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Portfolios during the accumulation phase. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes" under CHARGES AND DEDUCTIONS.

                                                                COMPLETE YEARS
                                                                 FROM DATE OF
                                                                    PAYMENT        CHARGE
1) CONTRACT CHARGES:                                            ---------------    ------
                                                                  Less than 4       8.5%
                                                                  Less than 5       7.5%
                                                                  Less than 6       6.5%
                                                                  Less than 7       5.5%
                                                                  Less than 8       3.5%
                                                                  Less than 9       1.5%
                                                                  Thereafter         0
SURRENDER CHARGE:*
  During the accumulation phase, this charge may be assessed upon surrender, withdrawals or reversal of annuitization.
  The charge is a percentage of payments withdrawn (in
  excess of any amount that is free of surrender charge)
  within the indicated time period.
*From time to time, the Company may reduce or eliminate the surrender charge, the period during which it applies, or both, and/or credit additional amounts on Contracts when
Contracts are sold to individuals or groups in a manner that reduces sales expenses or where the Owner and Annuitant on the date of issue is within certain classes of eligible individuals. For more information see "Reduction or Elimination of Surrender Charge and
Additional Amounts Credited" under "E. Surrender Charge" in the CHARGES AND DEDUCTIONS section.

TRANSFER CHARGE:                                                                    None
  The Company currently does not charge for processing
  transfers and guar-antees that the first 12 transfers in a
  Contract year will not be subject to a transfer charge.
  For each subsequent transfer, the Company reserves the
  right to assess a charge, guaranteed never to exceed $25,
  to reimburse the Company for the costs of processing the
  transfer.

ANNUAL CONTRACT FEE:                                                                $30
  During the accumulation phase, the fee is deducted
  annually and upon surrender when Accumulated Value is less than $75,000. The fee is waived for Contracts issued to
  and maintained by the trustee of a 401(k) plan.

OPTIONAL ENHANCED DEATH BENEFIT RIDER CHARGE:                                      0.15%
  Under the following rider, 1/12th of the annual charge is
  deducted pro rata on a monthly basis at the end of each
  Contract month. The charge on an annual basis as a
  percentage of Accumulated Value for the Enhanced Death
  Benefit Rider With Annual Step-up is:

WITHDRAWAL ADJUSTMENT CHARGE AFTER THE ANNUITY DATE:
If you are receiving annuity payments under the Payments Guaranteed for a Specified Number of Years annuity option, you may request withdrawals which will result in a calculation by the Company of the Present Value of future annuity payments. For withdrawals taken within 5 years of the Issue Date, the Assumed Investment Return ("AIR") you have chosen (in the case of a variable option) or the interest rate (in the case of a fixed option) used to determine the Present Value is increased by a 1.00% Withdrawal Adjustment Charge.

The increase to the AIR or the interest rate used to determine the Present Value results in a greater proportionate reduction in the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), than if the increase had not been made. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "D. Variable Annuity Benefit Payments" and "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE for additional information.

(2) ANNUAL SUB-ACCOUNT EXPENSES:
  (on an annual basis as a percentage of average daily net
  assets)
  Mortality and Expense Risk Charge:                                               1.25%
  Administrative Expense Charge:                                                   0.15%
                                                                                   ------
  Total Annual Expenses:                                                           1.40%

(3) ANNUAL UNDERLYING PORTFOLIO EXPENSES: Total expenses of the Underlying Portfolios are not fixed or specified under the terms of the Contract and will vary from year to year. The levels of fees and expenses also vary among the Underlying Portfolios. The following table shows the expenses of the Underlying Portfolios as a percentage of average net assets for the year ended
December 31, 2000, as adjusted for any material changes.

                                                                                     TOTAL PORTFOLIO
                                             MANAGEMENT FEE                        EXPENSES (AFTER ANY
                                               (AFTER ANY       OTHER EXPENSES       FEE REDUCTIONS/
                                            FEE REDUCTIONS/       (AFTER ANY      WAIVERS/REIMBURSEMENTS
UNDERLYING PORTFOLIO                       VOLUNTARY WAIVERS)   REIMBURSEMENTS)        AND OFFSETS)
--------------------                       ------------------   ---------------   ----------------------
Kemper Aggressive Growth Portfolio*......         0.00%               0.95%           0.95%(2)
Kemper Technology Growth Portfolio*......         0.51%               0.44%           0.95%(2)
KVS Dreman Financial Services
 Portfolio...............................         0.70%               0.29%           0.99%(2)
Kemper Small Cap Growth Portfolio........         0.65%               0.06%           0.71%
Kemper Small Cap Value Portfolio.........         0.75%               0.09%           0.84%(1)
KVS Dreman High Return Equity
 Portfolio...............................         0.75%               0.11%           0.86%(2)
Kemper International Portfolio...........         0.75%               0.19%           0.94%
Kemper New Europe Portfolio..............         0.00%               1.12%           1.12%(2)
Kemper Global Blue Chip Portfolio........         0.00%               1.56%           1.56%(2)
Kemper Growth Portfolio..................         0.60%               0.06%           0.66%
Kemper Contrarian Value Portfolio........         0.75%               0.05%           0.80%(1)
Kemper Blue Chip Portfolio...............         0.65%               0.06%           0.71%(1)
Kemper Value+Growth Portfolio............         0.75%               0.08%           0.83%(1)
KVS Index 500 Portfolio**................         0.16%               0.39%           0.55%(2)
Kemper Horizon 20+ Portfolio.............         0.60%               0.18%           0.78%(1)
Kemper Total Return Portfolio............         0.55%               0.06%           0.61%
Kemper Horizon 10+ Portfolio.............         0.60%               0.12%           0.72%(1)
Kemper High Yield Portfolio..............         0.60%               0.07%           0.67%
Kemper Horizon 5 Portfolio...............         0.60%               0.16%           0.76%(1)
Kemper Strategic Income Portfolio........         0.65%               0.28%           0.93%(3)
Kemper Investment Grade Bond Portfolio...         0.60%               0.05%           0.65%(1)
Kemper Government Securities Portfolio...         0.55%               0.08%           0.63%
Kemper Money Market Portfolio............         0.50%               0.04%           0.54%
KVS Focused Large Cap Growth
 Portfolio***............................         0.00%               1.15%           1.15%(2)
KVS Growth Opportunities Portfolio***....         0.00%               1.15%           1.15%(2)
KVS Growth And Income Portfolio***.......         0.00%               1.15%           1.15%(2)
Scudder 21st Century Growth Portfolio....         0.00%               1.50%           1.50%(4)
Scudder International Portfolio..........         0.85%               0.18%           1.03%
Scudder Global Discovery Portfolio.......         0.60%               0.65%           1.25%(4)
Scudder Capital Growth Portfolio.........         0.46%               0.03%           0.49%
Scudder Growth and Income Portfolio......         0.47%               0.08%           0.55%
Alger American Leveraged AllCap
 Portfolio...............................         0.85%               0.08%(5)        0.93%
Alger American Balanced Portfolio........         0.75%               0.18%           0.93%
Dreyfus MidCap Stock Portfolio****.......         0.75%               0.71%           1.46%(6)
Dreyfus Socially Responsible Growth
 Fund****................................         0.75%               0.04%           0.79%
Warburg Pincus Emerging Markets
 Portfolio...............................         0.00%               1.40%           1.40%(7)
Warburg Pincus Global Post-Venture
 Capital Portfolio.......................         1.07%               0.33%           1.40%(7)

* These portfolios commenced operations on May 1, 1999, therefore "other expenses" are annualized. Actual expenses may be greater or less than shown.

**This portfolio commenced operations on September 1, 1999, therefore "other expenses" are annualized. Actual expenses may be greater or less than shown.

***These portfolios commenced operations on October 29, 1999, therefore "other expenses" are annualized. Actual expenses may be greater or less than shown.

****The Dreyfus Socially Responsible Growth Fund of the Dreyfus Socially Responsible Growth Fund, Inc. and the Dreyfus VIF MidCap Stock Portfolio of Dreyfus Variable Investment Fund each offer two classes of shares: Service shares and Initial shares. Each Fund's prospectus dated December 31, 2000 describes both the Service shares and the Initial shares. Currently, only the Funds' Initial shares are available for investment under the Contract.

(1)Pursuant to their respective agreements with Kemper Variable Series ("KVS"), the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2000, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described portfolios to the amounts set forth after the portfolio names: KVS Dreman High Return Equity (formerly Kemper-Dreman High Return Equity) (0.87%), Kemper Value+Growth (0.84%), Kemper Contrarian Value (0.80%), Kemper Small Cap Value (0.84%), Kemper Horizon 5 (0.97%), Kemper Horizon 10+ (0.83%), Kemper Horizon 20+ (0.93%), Kemper Investment Grade Bond (0.80%), and Kemper Blue Chip (0.95%). The amounts set forth in the table above reflect actual expenses for the past fiscal year, which were at or lower than these expense limits, after the benefit of any custodial credits, as reflected in the table.

(2)Pursuant to their respective agreements with KVS, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2000, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the KVS Focused Large Cap Growth, KVS Growth And Income, KVS Growth Opportunities, KVS Index 500 (formerly Kemper Index 500), Kemper Aggressive Growth, Kemper Technology Growth, KVS Dreman Financial Services (formerly Kemper-Dreman Financial Services), Kemper New Europe (formerly Kemper International Growth and Income), and Kemper Global Blue Chip Portfolios of KVS to the amounts set forth in the Total Portfolio Expenses column of the table above. Without taking into effect these expense caps, for the Kemper Aggressive Growth, Kemper Technology Growth, KVS Dreman Financial Services, Kemper New Europe, Kemper Global Blue Chip, KVS Index 500, KVS Growth Opportunities, KVS Growth And Income, and KVS Focused Large Cap Growth Portfolios of KVS, management fees are estimated to be 0.75%, 0.75%, 0.75%, 1.00%, 1.00%, 0.45%, 0.95%, 0.95%, and 0.95%, respectively. Other expenses are estimated to be 1.91%, 0.44%, 0.29%, 3.30%, 2.47%, 0.39%, 1.65%,
1.63%, and 6.54%, respectively; and total operating expenses would have been 2.66%, 1.19%, 1.04%, 4.30%, 3.47%, 0.84%, 2.60%, 2.58%, and 7.49%, respectively.
In addition, for the Kemper New Europe and Kemper Global Blue Chip Portfolios, the investment manager has agreed to limit its management fees to 0.70% and 0.85%, respectively, of such portfolios for one year, commencing May 1, 2000.

(3)Pursuant to their respective agreements with KVS, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2000, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of Kemper Strategic Income Portfolio (formerly Kemper Global Income) to 1.05%. The Management Fee, reflected in the above table, has been restated to reflect a fee reduction effective May 1, 2000 and the Other Expenses reflect actual expenses for the past fiscal year.

(4)The investment manager for the Scudder 21st Century Growth Portfolio and Scudder Global Discovery Portfolio has agreed, for the period from May 1, 2000 through April 30, 2001, to maintain the expenses at 1.50% and 1.25%, respectively, of the Portfolio's average daily net assets. Without taking into effect these expense caps, the management fees would be 0.875% and 0.975%, respectively, other expenses are estimated to be 1.02% and 0.65%, respectively, and total operating expenses are estimated to be 1.90% and 1.63%, respectively.

(5)Included in "Other Expenses" of the Alger American Leveraged AllCap Portfolio is 0.01% of interest expense.

(6)The Dreyfus Corporation, the Dreyfus MidCap Stock Portfolio's investment advisor, has voluntarily agreed to waive receipt of its fees and/or assume the expenses of the portfolio so that total expenses (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) do not exceed 1.00%. Total portfolio expenses prior to waivers and/or reimbursements by the investment advisor, total 1.46%, annualized, at December 31, 1999.

(7)The investment adviser of the Warburg Pincus Emerging Markets Portfolio and Warburg Pincus Global Post-Venture Capital Portfolio has voluntarily agreed to waive or reimburse a portion of the management fees and/or other expenses resulting in a reduction of total expenses. Absent any waiver or reimbursement, the Management Fee, Other Expenses and Total Portfolio Expenses would have been 1.25%, 1.88% and 3.13% for the Warburg Pincus Emerging Markets Portfolio and 1.25%, 0.33% and 1.58% for the Warburg Pincus Global Post-Venture Capital Portfolio, respectively, for the year ended December 31, 1999.

The Underlying Portfolio information above was provided by the Underlying Portfolios and was not independently verified by the Company.

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay during the accumulation phase at 1-year, 3-year, 5-year, and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets and assumes that the Underlying Portfolio expenses listed above remain the same in each of the 1, 3, 5, and 10-year intervals. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.03%, and the amount of the Contract fee is assumed to be $0.30 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Lower costs apply to Contracts owned and maintained under a 401(k) plan. Because the expenses of the Underlying Portfolios differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

(1)(a) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Rider.

WITH SURRENDER CHARGE                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                        --------   --------   --------   --------
Kemper Aggressive Growth...................................
Kemper Technology Growth...................................
KVS Dreman Financial Services..............................
Kemper Small Cap Growth....................................
Kemper Small Cap Value.....................................
KVS Dreman High Return.....................................
Kemper International.......................................
Kemper New Europe..........................................
Kemper Global Blue Chip....................................
Kemper Growth..............................................
Kemper Contrarian Value....................................
Kemper Blue Chip...........................................
Kemper Value+Growth........................................
KVS Index 500..............................................
Kemper Horizon 20+.........................................
Kemper Total Return........................................
Kemper Horizon 10+.........................................
Kemper High Yield..........................................
Kemper Horizon 5...........................................
Kemper Strategic Income....................................
Kemper Investment Grade Bond...............................
Kemper Government Securities...............................
Kemper Money Market........................................
KVS Focused Large Cap Growth...............................
KVS Growth Opportunities...................................
KVS Growth And Income......................................
Scudder 21st Century Growth................................
Scudder International......................................
Scudder Global Discovery...................................
Scudder Capital Growth.....................................
Scudder Growth and Income..................................
Alger American Leveraged AllCap............................
Alger American Balanced....................................
Dreyfus MidCap Stock.......................................
Dreyfus Socially Responsible Growth........................
Warburg Pincus Emerging Markets............................
Warburg Pincus Global Post-Venture Capital.................

(1)(b) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Enhanced Death Benefit Rider With Annual Step-Up.

WITH SURRENDER CHARGE                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                        --------   --------   --------   --------
Kemper Aggressive Growth...................................
Kemper Technology Growth...................................
KVS Dreman Financial Services..............................
Kemper Small Cap Growth....................................
Kemper Small Cap Value.....................................
KVS Dreman High Return.....................................
Kemper International.......................................
Kemper New Europe..........................................
Kemper Global Blue Chip....................................
Kemper Growth..............................................
Kemper Contrarian Value....................................
Kemper Blue Chip...........................................
Kemper Value+Growth........................................
KVS Index 500..............................................
Kemper Horizon 20+.........................................
Kemper Total Return........................................
Kemper Horizon 10+.........................................
Kemper High Yield..........................................
Kemper Horizon 5...........................................
Kemper Strategic Income....................................
Kemper Investment Grade Bond...............................
Kemper Government Securities...............................
Kemper Money Market........................................
KVS Focused Large Cap Growth...............................
KVS Growth Opportunities...................................
KVS Growth And Income......................................
Scudder 21st Century Growth................................
Scudder International......................................
Scudder Global Discovery...................................
Scudder Capital Growth.....................................
Scudder Growth and Income..................................
Alger American Leveraged AllCap............................
Alger American Balanced....................................
Dreyfus MidCap Stock.......................................
Dreyfus Socially Responsible Growth........................
Warburg Pincus Emerging Markets............................
Warburg Pincus Global Post-Venture Capital.................

(2)(a) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Rider.

WITHOUT SURRENDER CHARGE                                      1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------                                     --------   --------   --------   --------
Kemper Aggressive Growth...................................
Kemper Technology Growth...................................
KVS Dreman Financial Services..............................
Kemper Small Cap Growth....................................
Kemper Small Cap Value.....................................
KVS Dreman High Return.....................................
Kemper International.......................................
Kemper New Europe..........................................
Kemper Global Blue Chip....................................
Kemper Growth..............................................
Kemper Contrarian Value....................................
Kemper Blue Chip...........................................
Kemper Value+Growth........................................
KVS Index 500..............................................
Kemper Horizon 20+.........................................
Kemper Total Return........................................
Kemper Horizon 10+.........................................
Kemper High Yield..........................................
Kemper Horizon 5...........................................
Kemper Strategic Income....................................
Kemper Investment Grade Bond...............................
Kemper Government Securities...............................
Kemper Money Market........................................
KVS Focused Large Cap Growth...............................
KVS Growth Opportunities...................................
KVS Growth And Income......................................
Scudder 21st Century Growth................................
Scudder International......................................
Scudder Global Discovery...................................
Scudder Capital Growth.....................................
Scudder Growth and Income..................................
Alger American Leveraged AllCap............................
Alger American Balanced....................................
Dreyfus MidCap Stock.......................................
Dreyfus Socially Responsible Growth........................
Warburg Pincus Emerging Markets............................
Warburg Pincus Global Post-Venture Capital.................

(2)(b) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the Enhanced Death Benefit Rider With Annual Step-Up.

WITHOUT SURRENDER CHARGE                                      1 YEAR    3 YEARS    5 YEARS    10 YEARS
------------------------                                     --------   --------   --------   --------
Kemper Aggressive Growth...................................
Kemper Technology Growth...................................
KVS Dreman Financial Services..............................
Kemper Small Cap Growth....................................
Kemper Small Cap Value.....................................
KVS Dreman High Return.....................................
Kemper International.......................................
Kemper New Europe..........................................
Kemper Global Blue Chip....................................
Kemper Growth..............................................
Kemper Contrarian Value....................................
Kemper Blue Chip...........................................
Kemper Value+Growth........................................
KVS Index 500..............................................
Kemper Horizon 20+.........................................
Kemper Total Return........................................
Kemper Horizon 10+.........................................
Kemper High Yield..........................................
Kemper Horizon 5...........................................
Kemper Strategic Income....................................
Kemper Investment Grade Bond...............................
Kemper Government Securities...............................
Kemper Money Market........................................
KVS Focused Large Cap Growth...............................
KVS Growth Opportunities...................................
KVS Growth And Income......................................
Scudder 21st Century Growth................................
Scudder International......................................
Scudder Global Discovery...................................
Scudder Capital Growth.....................................
Scudder Growth and Income..................................
Alger American Leveraged AllCap............................
Alger American Balanced....................................
Dreyfus MidCap Stock.......................................
Dreyfus Socially Responsible Growth........................
Warburg Pincus Emerging Markets............................
Warburg Pincus Global Post-Venture Capital.................

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE KEMPER GATEWAY PLUS VARIABLE ANNUITY?

The Kemper Gateway Plus variable annuity contract or certificate ( "Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased up to age 85 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

    - a customized investment portfolio;

    - 26 KVS Portfolios, 5 Scudder VLIF Portfolios; 2 Alger Portfolios, 1 Dreyfus Investment Portfolios Portfolio, 1 Dreyfus Socially Responsible Growth Fund Portfolio and 2 Warburg Pincus Trust Portfolios;

    - a Fixed Account;

    - a Payment Credit equal to 4% of your payment, added to the Contract's Accumulated Value as soon as your payment is applied;

    - Experienced professional investment advisers;

    - tax deferral on earnings;

    - guarantees that can protect your family;

    - withdrawals during the accumulation and annuitization phases; and

    - income that you can receive for life.

WHAT HAPPENS IN THE ACCUMULATION PHASE?

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments to the combination of portfolios of securities ("Underlying Portfolios") under your Contract and to the Fixed Account (collectively the "investment options"). You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Portfolios and any accumulations in the Fixed Account. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below:
WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) Three optional Enhanced Death Benefit Riders are also available at issue for a separate monthly charge. See "G. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

    - the annuity payout option;

    - the date annuity benefit payments begin but no earlier than one year after the Issue Date;

    - whether you want variable annuity benefit payments based on the investment performance of the Underlying Portfolios, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments; and

If you select a period certain option with payments guaranteed for a specified number of years, you may also take withdrawals during the annuity payout phase. Under this annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable payout option, you may transfer among the available Sub-Accounts.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, First Allmerica Financial Life Insurance Company. Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

    - make payments

    - choose investment allocations

    - choose annuity payout options

    - receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

    - select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

During the Accumulation Phase, you may make additional payments. Total payments under the Contract can exceed $5,000,000 only with the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $2,000 minimum for your initial payment and a $100 minimum for any additional payments. A lower initial payment is permitted for certain qualified plans and where monthly payments are being forwarded directly from a financial institution.

Each time you make a payment, you will immediately receive a Payment Credit equal to 4% of your payment. This Payment Credit will be immediately invested along with your payment. However, if you cancel the

Contract under its "Right to Examine" provision, your refund will be reduced by the amount of the Payment Credit. For more information, see "D. Right to Cancel" under DESCRIPTION OF THE CONTRACT --THE ACCUMULATION PHASE.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among the Sub-Accounts investing in the Underlying Portfolios and the Fixed Account.

THE VARIABLE ACCOUNT. You have the choice of Sub-Accounts investing in the following Underlying Portfolios:

KEMPER VARIABLE SERIES                   SCUDDER VARIABLE LIFE INVESTMENT FUND (CLASS A)
Kemper Aggressive Growth Portfolio       Scudder 21st Century Growth Portfolio
Kemper Technology Growth Portfolio       Scudder International Portfolio
KVS Dreman Financial Services Portfolio  Scudder Global Discovery Portfolio
Kemper Small Cap Growth Portfolio        Scudder Capital Growth Portfolio
Kemper Small Cap Value Portfolio         Scudder Growth and Income Portfolio
KVS Dreman High Return Equity Portfolio
Kemper International Portfolio           THE ALGER AMERICAN FUND
Kemper New Europe Portfolio              Alger American Leveraged AllCap Portfolio
Kemper Global Blue Chip Portfolio        Alger American Balanced Portfolio
Kemper Growth Portfolio
Kemper Contrarian Value Portfolio        DREYFUS INVESTMENT PORTFOLIOS
Kemper Blue Chip Portfolio               Dreyfus MidCap Stock Portfolio
Kemper Value+Growth Portfolio
KVS Index 500 Portfolio                  THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
Kemper Horizon 20+ Portfolio             Dreyfus Socially Responsible Growth Fund
Kemper Total Return Portfolio
Kemper Horizon 10+ Portfolio             WARBURG PINCUS TRUST
Kemper High Yield Portfolio              Warburg Pincus Emerging Markets Portfolio
Kemper Horizon 5 Portfolio               Warburg Pincus Global Post-Venture Capital Portfolio
Kemper Strategic Income Portfolio
Kemper Investment Grade Bond Portfolio
Kemper Government Securities Portfolio
Kemper Money Market Portfolio
KVS Focused Large Cap Growth Portfolio
KVS Growth Opportunities Portfolio
KVS Growth And Income Portfolio

Each Underlying Portfolio operates pursuant to different investment objectives, and this range of investment options enables you to allocate your money among the Underlying Portfolios to meet your particular investment needs. For a more detailed description of the Underlying Portfolios, see INVESTMENT OBJECTIVES AND POLICIES.

WHO ARE THE INVESTMENT ADVISERS OF THE UNDERLYING PORTFOLIOS?

Scudder Kemper Investments, Inc. ("Scudder Kemper") is the investment manager of each Portfolio of KVS and each Portfolio of Scudder VLIF. Scudder Investments (U.K.) Limited, an affiliate of Scudder Kemper, is the sub-adviser for the Kemper International Portfolio and the Kemper Global Income Portfolio. Dreman Value Management, L.L.C. is the sub-adviser for the KVS Dreman Financial Services Portfolio and KVS Dreman High Return Equity Portfolio. Bankers Trust Company is the sub-adviser for the KVS Index 500 Portfolio. Bankers Trust Company is the sub-adviser for the Kemper Index 500 Portfolio. Eagle Asset Management, Inc. ("EAM") is the sub-adviser for the KVS Focused Large Cap Growth Portfolio and Janus

Capital Corporation ("JCC") is the sub-adviser for the KVS Growth Opportunities and KVS Growth And Income Portfolios pursuant to sub-advisory agreements between Scudder Kemper and EAM and JCC. The investment manager for the Alger American Leveraged AllCap and Alger American Balanced Portfolios is Fred Alger Management, Inc. The Dreyfus Corporation serves as the investment adviser to the Dreyfus MidCap Stock Portfolio and the Dreyfus Socially Responsible Growth Fund. NCM Capital Management Group, Inc. provides sub-investment advisory services for the Dreyfus Socially Responsible Growth Fund. Credit Suisse Asset Management, LLC ("CSAM") is the investment adviser for the Warburg Pincus Emerging Markets and Warburg Pincus Global Post-Venture Capital Portfolios. Abbott Capital Management, LLC provides sub-investment advisory services for the Warburg Pincus Global Post-Venture Capital Portfolio.

CAN I MAKE TRANSFERS AMONG THE INVESTMENT OPTIONS?

Yes. During the accumulation phase, you may transfer among the Sub-Accounts investing in the Underlying Portfolios and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "E. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAY-OUT PHASE.

The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.

If you authorize automatic periodic transfers (under an Asset Allocation Model Reallocation program, Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program), the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2. Each calendar year, you can withdraw without a surrender charge the Withdrawal Without Surrender Charge Amount. The Withdrawal Without Surrender Charge Amount in each calendar year will be the greater of:

    (1) 100% of Cumulative Earnings (excluding Payment Credits); or

    (2) 15% of the Gross Payment Base. When the first withdrawal is taken, the Gross Payment Base is equal to total payments made to the Contract. When subsequent withdrawals are taken, the Gross Payment Base reduces.

For a detailed discussion of how the Withdrawal Without Surrender Charge Amount is calculated, please see CHARGES AND DEDUCTIONS, "E. Surrender Charge."

Each calendar year, the Owner of a qualified Contract or a Contract issued under a Section 457 Deferred Compensation Plan may take without a surrender charge the Withdrawal Without Surrender Charge Amount described above or, if greater, an amount calculated by the Company based on his or her life expectancy.

In addition, WHERE PERMITTED BY LAW, you may withdraw all or a portion of your money without a surrender charge if, after the Contract is issued and before you attain age 65, you become disabled.

Additional amounts may be withdrawn at any time. However, the withdrawal of payments that have not been invested in the Contract for more than nine years may be subject to a surrender charge.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value plus any fees or charges that may have been deducted, less the Payment Credit(s). However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) your gross payment(s) or (2) the Accumulated Value plus any fees or charges previously deducted. See "D. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

Each time you make a payment, you will receive a Payment Credit equal to 4% of the payment. The Payment Credit will be immediately invested along with your payment. However, if you cancel the Contract under its "Right to Examine" provision, your refund will be reduced by the amount of the Payment Credit(s). If the "Right to Examine" provision in your state provides that you will receive the Accumulated Value of the Contract (adjusted as described above), this means that you receive any gains and bear any losses attributable to the Payment Credit. For more information, see "D. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

    - You can make several changes after receiving your Contract:

    - You may assign your ownership to someone else, except under certain qualified plans.

    - You may change the beneficiary, unless you have designated an irrevocable beneficiary.

    - You may change your allocation of payments.

    - You may make transfers among the Sub-Accounts without any tax consequences.

    - You may cancel your Contract within ten days of delivery (or longer if required by state law).

                DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT
                    AND THE UNDERLYING INVESTMENT COMPANIES

THE COMPANY. The Company, organized under the laws of Massachusetts in 1844, is the fifth oldest life insurance company in America. Effective October 16, 1995, the Company converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. As of December 31, 2000, the Company and its subsidiaries had over $2X billion in combined assets and over $4X billion of life insurance in force. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855-1000 ("Principal Office").

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that covers the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT. The Company maintains a separate account called Separate Account KG (the "Variable Account"). The Variable Account was authorized by vote of the Board of Directors of the Company on June 13, 1996. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act"). This registration does not involve the supervision or management of investment practices or policies of the Variable Account or the Company by the SEC.

Each Sub-Account of the Variable Account invests in a corresponding investment portfolio ("Portfolio") of Kemper Variable Series, Scudder Variable Life Investment Fund, The Alger American Fund, Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc. or Warburg Pincus Trust. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains, or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains or capital losses of the Company. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

The Company reserves the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. The Company also offers other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. In addition, the Variable Account may invest in other underlying portfolios which are not available to the contracts described in this Prospectus.

THE UNDERLYING INVESTMENT COMPANIES

KEMPER VARIABLE SERIES. Kemper Variable Series ("KVS"), is a series-type mutual fund registered with the SEC as an open-end, management investment company. Registration of KVS does not involve supervision of its management, investment practices or policies by the SEC. KVS is designed to provide an investment vehicle for certain variable annuity contracts and variable life insurance policies. Shares of the Portfolios of KVS are sold only to insurance company separate accounts. Scudder Kemper Investments, Inc. serves as the investment adviser of KVS.

SCUDDER VARIABLE LIFE INVESTMENT FUND. Scudder Variable Life Investment Fund ("Scudder VLIF") is an open-end, diversified management investment company established as a Massachusetts business trust on March 15, 1985, and registered with the SEC under the 1940 Act. Scudder Kemper Investments, Inc. serves as the investment adviser of Scudder VLIF.

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THE ALGER AMERICAN FUND.  The Alger American Fund ("Alger"), is an open-end, diversified management investment company established as a Massachusetts business trust on April 6, 1988 and registered with the SEC under the 1940 Act. The investment adviser for the Alger American Leveraged AllCap Portfolio and Alger American Balanced Portfolio is Fred Alger Management, Inc. Fred Alger Management, Inc. is located at 1 World Trade Center, Suite 9333, New York, NY 10048.

DREYFUS INVESTMENT PORTFOLIOS. The Dreyfus Investment Portfolios is a Massachusetts business trust that commenced operations May 1, 1998. The Fund consists of several portfolios, each a separate series of the Fund, an open-end management investment company, known as a mutual fund. Each portfolio is diversified. Dreyfus is located at 144 Glenn Curtiss Boulevard, Uniondale, NY 11556.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. The Dreyfus Socially Responsible Growth Fund, Inc. (the "Dreyfus Socially Responsible Growth Fund") was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. It is registered with the SEC as an open-end, diversified, management investment company. The Dreyfus Corporation serves as the investment adviser to the Dreyfus Socially Responsible Growth Fund. Dreyfus is located at 144 Glenn Curtiss Boulevard, Uniondale, NY 11556.

WARBURG PINCUS TRUST. Warburg Pincus Trust is an open-end, management investment company registered with the SEC. It was organized as a Massachusetts business trust on March 15, 1995. Credit Suisse Asset Management, LLC ("CSAM") is the investment adviser of the Warburg Pincus Trust. Abbott Capital Management, LLC ("Abbott") serves as sub-investment adviser for the Global Post-Venture Capital Portfolio with respect to the Portfolio's investments in private-equity portfolios.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Portfolios is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING PORTFOLIOS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS. PLEASE READ THEM CAREFULLY BEFORE INVESTING. Also, the Statements of Additional Information ("SAI") for the Underlying Portfolios are available upon request. There can be no assurance that the investment objectives of the Underlying Portfolios can be achieved or that the value of the Contract will equal or exceed the aggregate amount of payments made under the Contract.

KEMPER VARIABLE SERIES:

KEMPER AGGRESSIVE GROWTH PORTFOLIO -- seeks capital appreciation through the use of aggressive investment techniques.

KEMPER TECHNOLOGY GROWTH PORTFOLIO -- seeks growth of capital.

KVS DREMAN FINANCIAL SERVICES PORTFOLIO -- seeks long-term capital appreciation by investing primarily in common stocks and other equity securities of companies in the financial services industry believed by the Portfolio's investment manager to be undervalued. This portfolio was formerly known as Kemper-Dreman Financial Services Portfolio.

KEMPER SMALL CAP GROWTH PORTFOLIO -- seeks maximum appreciation of investors' capital from a portfolio primarily of growth stocks of smaller companies.

KEMPER SMALL CAP VALUE PORTFOLIO -- seeks long-term capital appreciation from a portfolio primarily of value stocks of smaller companies.

KVS DREMAN HIGH RETURN EQUITY PORTFOLIO -- seeks to achieve a high rate of total return. This portfolio was formerly known as Kemper-Dreman High Return Equity Portfolio.

KEMPER INTERNATIONAL PORTFOLIO -- seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

KEMPER NEW EUROPE PORTFOLIO -- seeks long-term capital appreciation by investing in a portfolio consisting primarily of equity securities of European companies. This portfolio was formerly known as Kemper International Growth and Income Portfolio.

KEMPER GLOBAL BLUE CHIP PORTFOLIO -- seeks long-term growth of capital through a diversified worldwide portfolio of marketable securities, primarily equity securities, including common stocks, preferred stocks and debt securities convertible into common stocks.

KEMPER GROWTH PORTFOLIO -- seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation.

KEMPER CONTRARIAN VALUE PORTFOLIO -- seeks to achieve a high rate of total return from a portfolio primarily of value stocks of larger companies. This Portfolio was formerly known as the Kemper Value Portfolio.

KEMPER BLUE CHIP PORTFOLIO -- seeks growth of capital and of income.

KEMPER VALUE+GROWTH PORTFOLIO -- seeks growth of capital through professional management of a portfolio of growth and value stocks. A secondary objective is the reduction of risk over a full market cycle compared to a portfolio of only growth stocks or only value stocks.

KVS INDEX 500 PORTFOLIO* -- seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index, which emphasizes stocks of large U.S. companies. This portfolio was formerly known as Kemper Index 500 Portfolio.

KEMPER HORIZON 20+ PORTFOLIO -- designed for investors with approximately a 20+ year investment horizon, seeks growth of capital, with income as a secondary objective.

KEMPER TOTAL RETURN PORTFOLIO -- seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks.

KEMPER HORIZON 10+ PORTFOLIO -- designed for investors with approximately a 10+ year investment horizon, seeks a balance between growth of capital and income, consistent with moderate risk.

KEMPER HIGH YIELD PORTFOLIO -- seeks to provide a high level of current income by investing in fixed-income securities.

KEMPER HORIZON 5 PORTFOLIO -- designed for investors with approximately a five year investment horizon, seeks income consistent with preservation of capital, with growth of capital as a secondary objective.

* "Standard & Poor's-Registered Trademark-," "S&P-Registered Trademark-" "S&P 500-Registered Trademark-," "Standard & Poor's 500," and "500" are trademarks of the McGraw-Hill Companies, Inc., and have been licensed for use by Scudder Kemper Investments, Inc. The KVS Index 500 Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund. Additional information may be found in the fund's Statement of Additional Information.

KEMPER STRATEGIC INCOME PORTFOLIO -- seeks high current return by investing primarily in bonds issued by U.S. and foreign corporations and governments. This portfolio was formerly known as Kemper Global Income Portfolio.

KEMPER INVESTMENT GRADE BOND PORTFOLIO -- seeks high current income by investing primarily in a diversified portfolio of investment grade debt securities.

KEMPER GOVERNMENT SECURITIES PORTFOLIO -- seeks high current return consistent with preservation of capital from a portfolio composed primarily of U.S. Government securities.

KEMPER MONEY MARKET PORTFOLIO -- seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments that mature in 12 months or less.

KVS FOCUSED LARGE CAP GROWTH PORTFOLIO -- seeks growth through long-term capital appreciation.

KVS GROWTH OPPORTUNITIES PORTFOLIO -- seeks long-term growth of capital in a manner consistent with the preservation of capital.

KVS GROWTH AND INCOME PORTFOLIO -- seeks long-term capital growth and current income.

SCUDDER VARIABLE LIFE INVESTMENT FUND:

SCUDDER 21ST CENTURY GROWTH PORTFOLIO -- seeks long-term growth of capital by investing primarily in equity securities issued by emerging growth companies.

SCUDDER GLOBAL DISCOVERY PORTFOLIO -- seeks above average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world.

SCUDDER CAPITAL GROWTH PORTFOLIO -- seeks to maximize long-term capital growth from a portfolio consisting primarily of equity securities.

SCUDDER GROWTH AND INCOME PORTFOLIO -- seeks long-term growth of capital, current income and growth of income from a portfolio consisting primarily of common stocks and securities convertible into common stocks.

THE ALGER AMERICAN FUND:

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO -- seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size that demonstrate promising growth potential.

ALGER AMERICAN BALANCED PORTFOLIO -- seeks current income and long-term capital appreciation. The Portfolio focuses on stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities which appear to have some potential for capital appreciation.

DREYFUS INVESTMENT PORTFOLIOS:

DREYFUS MIDCAP STOCK PORTFOLIO -- seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.:

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND -- seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests primarily in the common stock of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

WARBURG PINCUS TRUST:

WARBURG PINCUS EMERGING MARKETS PORTFOLIO -- seeks long-term growth of capital. To pursue this goal, it invests in equity securities of companies located in or conducting a majority of their business in emerging markets.

WARBURG PINCUS GLOBAL POST-VENTURE CAPITAL PORTFOLIO -- seeks long-term growth of capital. To pursue this goal, it invests primarily in equity securities of U.S. and foreign companies considered to be in their post-venture capital stage of development.

Certain Underlying Portfolios have investment objectives and/or policies similar to those of other Underlying Portfolios. To choose the Sub-Accounts which best meet individual needs and objectives, carefully read the Underlying Portfolio prospectuses. In some states, insurance regulations may restrict the availability of particular Sub-Accounts.

If there is a material change in the investment policy of a Sub-Account or the Underlying Portfolio in which it invests, the Owner will be notified of the change. If the Owner has values allocated to that Sub-Account, the Company will transfer it without charge on written request by the Owner to another Sub-Account or to the Fixed Account. The Company must receive such written request within 60 days of the later of (1) the effective date of the change in the investment policy, or (2) the receipt of the notice of the Owner's right to transfer.

                            PERFORMANCE INFORMATION

This Contract was first offered to the public in 2001. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise "total return" and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Portfolios have been in existence. Performance results in Tables 1A and 2A reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Portfolio charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. Performance results in Tables 1B and 2B do not include the Contract fee and assume that the Contract is not surrendered at the end of the applicable period. Neither set of tables includes the optional Rider charge. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance. All performance tables referenced in this section may be found in the SAI.

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total return" represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the Kemper Money Market Portfolio refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The

"effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account investing in a Portfolio other than the Kemper Money Market Portfolio refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day or one-month period.

The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

Quotations of average annual total return as shown in Table 1A are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 1.40%, the effect of the $30 annual Contract fee, the Underlying Portfolio charges and the surrender charge which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges. Quotations of supplemental average total returns, as shown in Table 1B, are calculated in exactly the same manner and for the same periods of time except that they do not reflect the Contract fee and assume that the Contract is not surrendered at the end of the periods shown.

The performance shown in Tables 2A and 2B in the SAI is calculated in exactly the same manner as the performance in Tables 1A and 1B; however, the period of time is based on the Underlying Portfolio's lifetime, which may predate the Sub-Account's inception date. These performance calculations are based on the assumption that the Sub-Account corresponding to the applicable Underlying Portfolio was actually in existence throughout the stated period and that the contractual charges and expenses during that period were equal to those currently assessed under this Contract. For more detailed information about these performance calculations, including actual formulas, see the SAI.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING PORTFOLIO IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

    (1) the Standard & Poor's 500 Composite Stock Price Index (S&P 500), Dow Jones Industrial Average (DJIA), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or

    (2) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or

    (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A.  PAYMENTS

The latest Issue Date is age 85 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.

Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:

    - Currently the initial payment must be at least $2,000.

    - Under a salary deduction or monthly automatic payment plan, the minimum initial payment is $167.

    - Each subsequent payment must be at least $100.

    - Where the contribution on behalf of an employee under an employer-sponsored retirement plan is less than $600 but more than $300 annually, the Company may issue a Contract on the employee if the plan's average annual contribution per eligible plan participant is at least $600.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested investment options as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocation instructions for future payments by notifying the Company.

You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" below.

Subject to state law, in order for the Owner to initiate transactions over the telephone, a properly completed authorization must be on file. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

B.  PAYMENT CREDITS

A Payment Credit will be added to the Contract's Accumulated Value each time a payment is made. The Payment Credit is funded from the Company's General Account and is currently equal to 4% of each payment received. The Company guarantees that the Payment Credit will never be less than 4%. Payment Credits are not considered to be "investment in the contract" for income tax purposes. (See FEDERAL TAX CONSIDERATIONS).

Each Payment Credit is immediately allocated among the investment options in the same proportion as the applicable payment. However, if you cancel the Contract under its "Right to Examine" provision, the amount refunded to you will be reduced by the amount of the Payment Credit(s). If the applicable "Right to Examine" provision in your state provides that you will receive the adjusted Accumulated Value of the Contract, this means that you receive any gains and bear any losses attributable to the Payment Credit. For more information, see "D. Right to Cancel," below.

C.  COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts and the Fixed Account. Allocations to the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See APPENDIX
A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

The Accumulated Value under the Contract is determined by:

    (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

    (2) adding together the values of each Sub-Account, and

    (3) adding the amount of the accumulations in the Fixed Account, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment and Payment Credit allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment and Payment Credit will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses and charges of its Underlying Portfolios. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting the sum of (3) and
(4) where:

    (1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

    (2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

    (3) is a charge for mortality and expense risks equal to 1.25% on an annual basis of the daily value of the Sub-Account's assets; and

    (4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

D.  RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective.

In order to comply with New York regulations concerning the purchase of a new annuity contract to replace an existing life or annuity contract (a "replacement"), an Owner who purchases the Contract in New York as a replacement may cancel within 60 days after receipt. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office or to one of its authorized representatives. The Company will refund an amount equal to the Surrender Value plus all fees and charges, and the Contract will be void from the beginning.

In most states, the Company will pay the Owner the Contract's Accumulated Value plus any amounts deducted for taxes, charges or fees, minus any Payment Credit(s). However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of (a) your gross payment(s) or (b) the Accumulated Value plus any amounts deducted for taxes, charges or fees, minus any Payment Credit(s). At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

Each time you make a payment, you receive a Payment Credit equal to 4% of the payment. If you cancel the Contract under its "Right to Examine" provision, your refund will be reduced by the amount of the Payment Credit(s). If the "Right to Examine" provision in your state provides that you will receive the Accumulated Value of the Contract (adjusted as described above), this means that you receive any gains and bear any losses attributable to the Payment Credit.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

E.  TRANSFER PRIVILEGE

Prior to the Annuity Date, the Owner may transfer amounts among investment options at any time upon written or, in most jurisdictions, telephone request to the Company. As discussed in "A. Payments", a properly completed authorization form must be on file before telephone requests will be honored. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The first automatic transfer or rebalancing under an Asset Allocation Model Reallocation program, Automatic Transfers (Dollar Cost Averaging) program, or Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

The Company also reserves the right to restrict transfer privileges when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of Contract Owners. The Company may, among other things, not accept:

    - the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

    - the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Owner at the same time.

The Owner may authorize an independent third party to transact allocations and transfers in accordance with an asset allocation strategy or other investment strategy. The Company may provide administrative or other support services to these independent third parties, however, the Company does not engage any third parties to offer allocation or other investment services under this Contract, does not endorse or review any allocation or transfer recommendations and is not responsible for the investment results of such allocations or transfers transacted on the Owner's behalf. In addition, the Company reserves the right to discontinue services or limit the number of Portfolios that it may provide such services for as well as to restrict such transactions altogether when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of Contract owners. The Company does not charge the Owner for providing additional support services.

The Contracts are not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Portfolio. These and similar activities may be disruptive to the Underlying Portfolios, and may adversely affect an Underlying Portfolio's ability to invest effectively in accordance with its investment objectives and policies. If it appears that there is a pattern of transfers that coincides with a market timing strategy and/or that is disruptive to the Underlying Portfolio. The Company reserves the right, subject to state law, to refuse transfers or to take other action to prevent or limit the use of such activities.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from the Fixed Account or the Sub-Accounts investing in the Kemper Money Market Portfolio and the Kemper Government Securities Portfolio ("source accounts"). You may elect these automatic transfers to one or more Sub-Accounts, subject to the following:

    - the predetermined dollar amount may not be less than $100;

    - the periodic basis may be monthly, quarterly, semi-annually or annually;

    - automatic transfers may not be made into the selected source account or the Fixed Account; and

    - if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

    - the amount in the source account on a transfer date is zero; or

    - the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all

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amounts in that source accounts unless you provide new allocation instructions.
New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically notify the Company to do so.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, when it is being used as the source account from which to process automatic transfers. For more information see "ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM" in the SAI.

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Portfolios and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

F.  SURRENDERS AND WITHDRAWALS

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date.

In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the investment options from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. The amount withdrawn will equal the amount requested by the Owner plus any applicable surrender charge. Each withdrawal must be a minimum of $100 and, except in New York where no specific minimum balance is required, the remaining Accumulated Value of the Contract may not be reduced to less than $1,000.

A surrender charge, a Contract fee and, if applicable, a rider charge, may apply when a withdrawal is made or a Contract is surrendered. See CHARGES AND DEDUCTIONS. However, each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge; see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS).

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. Subject to state law, the Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account for a period not to exceed six months. The Company

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
reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

    - the SEC has by order permitted such suspension, or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The surrender and withdrawal rights of Owners who are participants under Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "Tax Sheltered Annuities" and "Texas Optional Retirement Program" under FEDERAL TAX CONSIDERATIONS.

For important tax consequences, which may result from surrender or withdrawals, see FEDERAL TAX CONSIDERATIONS.

For information about Withdrawals after the Annuity Date, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE.

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually). The Owner may request:

    - the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

    - the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the latest of 15 days after the Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

Systematic withdrawals will first be taken from amounts available as a "Withdrawal Without Surrender Charge" (see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS); then from any applicable payments not subject to a surrender charge, if any; then from payments subject to a surrender charge; and last, from Payment Credits. Any applicable surrender charge will be deducted from the Contract's remaining Accumulated Value.

The minimum amount of each automatic withdrawal is $100 and, except in New York, the Accumulated Value may not be reduced to less than $1,000. If a withdrawal would cause the remaining Accumulated Value to be less than $1,000, systematic withdrawals may be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS (for Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only). Each calendar year prior to the Annuity Date, the Owner may take without surrender charge a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option. See "D. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS. The Owner must return a properly signed LED request to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

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
If an Owner elects the Company's LED option, (based upon the applicable IRS table), in each calendar year a fraction of the Accumulated Value is withdrawn based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

    - the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

    - the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the maximum Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS. IN ADDITION, IF THE AMOUNT NECESSARY TO MEET THE "SUBSTANTIALLY EQUAL PERIODIC PAYMENT" DEFINITION IS GREATER THAN THE COMPANY'S LED AMOUNT, A SURRENDER CHARGE MAY APPLY TO THE AMOUNT IN EXCESS OF THE LED AMOUNT.

SYSTEMATIC LEVEL FREE OF SURRENDER CHARGE WITHDRAWAL PROGRAM. In order to receive withdrawals without application of any surrender charge, the Owner may preauthorize level periodic withdrawals under the Systematic Level Free of Surrender Charge Withdrawal Program. Withdrawals under the Program may be made on a monthly, bi-monthly, quarterly, semi-annual or annual basis. In order to ensure that no surrender charge is ever applied to withdrawals made under this program, the periodic withdrawals in any calendar year are limited to 15% of the total of all payments invested in the Contract as reduced by certain prior withdrawal(s) of payments. For more information on how this amount is calculated, see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS.

The program will automatically terminate if a withdrawal that is not part of the program is made. Otherwise, withdrawals will continue until all available Accumulated Value has been exhausted or until the Owner terminates the program by written request.

G.  DEATH BENEFIT

A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided in "H. The Spouse of the Owner as Beneficiary."

STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date that the Company receives proof of death or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.

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
For each withdrawal under (b) the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
                ------------------------------------------------
             Accumulated Value immediately prior to the withdrawal

OPTIONAL ENHANCED DEATH BENEFIT RIDER. When applying for the Contract, an Owner may elect the optional Enhanced Death Benefit With Annual Step-Up Rider. A separate charge for this Rider is made against the Contract's Accumulated Value on the last day of each Contract month for the coverage provided during that month. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed Account. For specific charges and more detail, see "C. Optional Rider Charge" under CHARGES AND DEDUCTIONS.

The Enhanced Death Benefit With Annual Step-Up Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The calculation of the death benefit is as follows:

If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date, the death benefit is equal to the GREATEST of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death;

    (b) gross payments, proportionately reduced to reflect withdrawals; and

    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of proof of death at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), the excess, if any, of the death benefit over the Accumulated Value will be transferred to the Kemper Money Market Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

H.  THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract rather than receiving payment of the death benefit. The spouse will then become the Owner and Annuitant, and the excess, if any, of the death benefit over the Contract's Accumulated Value will be added to the Kemper Money Market Sub-Account.

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
The resulting value will never be subject to a surrender charge when withdrawn. The new Owner may also make additional payments, but a surrender charge will apply to these additional amounts if they are withdrawn before they have been invested in the Contract for at least nine years. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

I.  ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see FEDERAL TAX CONSIDERATIONS). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and received at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

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
                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

    - to select the annuity payout option under which annuity benefit payments are to be made;

    - to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable annuity payout option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency (Change Frequency) and the date the first Change Frequency will occur;

    - to select one of the available Assumed Investment Returns (AIR) for a variable option (see D. Variable Annuity Benefit Payments below for details); and

    - to elect to have the Death Benefit applied under any annuity payout option not extending beyond the beneficiary's life expectancy. The beneficiary may not change such an election.

A.  ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

    - may not be earlier than the first Contract Anniversary; and

    - must occur on the first day of any month before the Owner's 90th birthday.

If there are Joint Owners, the age of the older will determine the latest possible Annuity Date. If there is a non-natural owner, the Annuity Date will be based on the age of the oldest Annuitant. If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's age 85 or
(b) one year after the Issue Date.

The Owner may elect to change the Annuity Date by sending a written request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.

If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See FEDERAL TAX CONSIDERATIONS for further information.

B.  CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.

The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with Cash Back annuity payout option.

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
The annuity payout option selected must result in an initial payment of at least $50 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity payout option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C.  DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

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
LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION

    - SINGLE LIFE -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE WITH CASH BACK ANNUITY PAYOUT OPTION

    - SINGLE LIFE -- Monthly payments during the Annuitant's life. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY PAYOUT OPTION (PAYMENTS GUARANTEED FOR A SPECIFIC NUMBER
  OF YEARS)

Monthly annuity benefit payments for a chosen number of years ranging from five to thirty are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

D.  VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity payout option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit of a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

    (a) a discount factor equivalent to the AIR and

    (b) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3% or 5%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR and will decrease more rapidly during periods when investment performance is less than the AIR.

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
DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

    - annuity payout option chosen;

    - length of the annuity payout option elected;

    - age of the Annuitant;

    - gender of the Annuitant (if applicable, see "H. NORRIS Decision");

    - value of the amount applied under the annuity payout option;

    - applicable annuity option rates based on the Annuity 2000 Mortality Table; and

    - AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying

    (1) the Accumulated Value applied under that option less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

    (2) the applicable amount of the first monthly payment per $1,000 of value.

Notwithstanding the above, the annuity benefit payments under a New York Contract will be equal to or greater than the annuity benefit payments under an immediate variable annuity issued by the Company where the initial payment is equal to the greater of (1) the Contract's surrender value or (2) 95% of the Accumulated Value.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/ she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

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
If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining guaranteed payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.

E.  TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts; however, the Company reserves the right to limit the number of Sub-Accounts to which transfers may be made.

Automatic Rebalancing (AAR) is available during the annuitization phase subject to the same rules described in "E. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

The Contracts are not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of an Underlying Portfolio. These and similar activities may be disruptive to the Underlying Portfolios, and may adversely affect an Underlying Portfolio's ability to invest effectively in accordance with its investment objectives and policies. If it appears that there is a pattern of transfers that coincides with a market timing strategy and/or that is disruptive to the Underlying Portfolios, the Company reserves the right, subject to state law, to refuse transfers or to take other action to prevent or limit the use of such activities.

F.  WITHDRAWALS AFTER THE ANNUITY DATE

WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE "C. TAXATION OF THE CONTRACT IN GENERAL," "WITHDRAWALS AFTER ANNUITIZATION" UNDER FEDERAL TAX CONSIDERATIONS.

After the Annuity Date and prior to the death of the Annuitant, an Owner receiving annuity benefit payments under a period certain option may take withdrawals from the Contract. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.

The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.

The amount of each Present Value Withdrawal represents a portion of the present value of the remaining guaranteed annuity benefit payments and proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to future annuity benefit payments. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See Calculation of Proportionate Reduction, below. The present value is calculated with a discount rate that will include an additional charge if a withdrawal is taken within 5 years of the Issue Date. See Calculation of Present Value, below.

CALCULATION OF PROPORTIONATE REDUCTION. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future GUARANTEED variable annuity benefit payment or the dollar amount applied to each future GUARANTEED fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                       Amount of the variable withdrawal
                -----------------------------------------------
             Present value of remaining guaranteed variable annuity
              benefit payments immediately prior to the withdrawal

Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity benefit payments.

Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments. If a withdrawal is made within 5 years of the Issue Date, the discount rate is increased by a "Withdrawal Adjustment Charge" equal to 1.00%. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

Because the Withdrawal Adjustment Charge will have an impact on remaining annuity benefit payments, you should carefully consider the following before making a withdrawal. For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. If a Withdrawal Adjustment Charge applies, the discount factor will be higher, and the maximum amount that can be withdrawn will be lower. In addition, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.

For examples of a Present Value Withdrawal, see APPENDIX E --EXAMPLES OF PRESENT VALUE WITHDRAWALS.

DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

    - the SEC has by order permitted such suspension; or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

Subject to state law, the Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.

G.  REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by written request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the accumulation phase, subject to the following:

    (1) The value applied under a fixed annuity payout option at the time of annuitization will be treated as if it had been invested in the Contract's Fixed Account on that same date.

    (2) The Sub-Account allocations that were in effect at the time of annuitization will first be used for calculating the reversal. Any transfers between variable Sub-Accounts during the Annuity Payout phase will then be treated as transfers during the Accumulation Phase (As a result, the Contract's Accumulated Value after the reversal will reflect the same Sub-Account allocations that were in effect immediately prior to the reversal).

    (3) Any annuity benefit payments paid and any withdrawals taken during the annuity payout phase will be treated as a withdrawal of the Surrender Value in the accumulation phase, as of the date of the payment or withdrawal. Surrender charges may apply to these withdrawals, and there may be adverse tax consequences. See "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS.

If the Company learns of the Owner's decision to reverse annuitization after the latest possible Annuity Date permitted under the Contract, the Company will contact the Owner. The Owner must then immediately select an annuity payout option (either the original annuity payout option or a different annuity payout option). If the Owner does not select an annuity payout option, payments will begin under a variable Life with Cash Back annuity payout option.

H.  NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity payout options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. The Company uses a portion of the mortality and expense risk charge and the surrender charge described below to recover expenses associated with the Payment Credit. Even though the Payment Credit is credited during the accumulation phase only, the mortality and expense risk charge applies during both the accumulation phase and the annuity payout phase. The Company expects to make a profit from the charges it makes to recover the expenses of the Payment Credit. Other deductions and expenses paid out of the assets of the Underlying Portfolios are described in the prospectuses and SAIs of the Underlying Portfolios.

A.  VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 1.25% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses, and to partially recover the expenses associated with the Payment Credit.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense Charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. This charge may not be increased. The charge is imposed during both the accumulation phase and the annuity payout phase. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "B. Contract Fee") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Portfolios, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Portfolios. Management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Portfolios. For specific information regarding the existence and effect of any waivers/ reimbursements see "Annual Underlying Portfolio Expenses" under SUMMARY OF FEES AND EXPENSES. The prospectuses and SAIs of the Underlying Portfolios also contain information concerning expenses and should be read in conjunction with this Prospectus.

B.  CONTRACT FEE

During the accumulation phase, a $30 Contract fee is deducted on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000. The Contract fee is currently waived for Contracts issued to and maintained by the trustee of a 401(k) plan. The Company reserves the right to impose a Contract fee on Contracts issued to 401(k) plans but only with respect to Contracts issued after the date the waiver is no longer available.

Where Contract value has been allocated to more than one investment option, a percentage of the total Contract fee will be deducted from the value in each. The portion of the charge deducted from each investment option will be equal to the percentage which the value in that option bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the Issue Date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries, officers, directors, trustees and employees of any of the Portfolios; investment managers or sub-advisers; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C.  OPTIONAL RIDER CHARGE

The Company currently offers an Enhanced Death Benefit Rider that is only available if elected by the Owner at issue. A separate monthly charge is made for the Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts and the Fixed Account. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts and the dollar amounts in the Fixed Account bear to the total Accumulated Value.

The applicable charge for the following is assessed on the Accumulated Value on the last day of each Contract month multiplied by 1/12th of the following annual percentage rate:

Enhanced Death Benefit With Annual Step-Up................................................  0.15%

For a description of the Rider, see "Optional Enhanced Death Benefit Rider" under "G. Death Benefit," DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE, above.

D.  PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

    2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E.  SURRENDER CHARGE

No charge for sales expense is deducted from payments at the time the payments are made. However, during the accumulation phase, a surrender charge may be deducted from the Accumulated Value in the case of surrender or withdrawal within certain time limits described below. The Company uses a portion of the surrender charge to recover expenses associated with the Payment Credit.

CALCULATION OF SURRENDER CHARGE. For purposes of determining the surrender charge, the Accumulated Value is divided into four categories:

    - The amount available under the Withdrawal Without Surrender Charge provision, described below;

    - Old Payments -- total payments invested in the Contract for more than nine years;

    - New Payments -- payments received by the Company during the nine years preceding the date of the surrender or withdrawal; and

    - Payment Credits.

Amounts available as a Withdrawal Without Surrender Charge, followed by Old Payments, may be withdrawn from the Contract at any time without the imposition of a surrender charge. However, if a withdrawal or surrender is attributable all or in part to New Payments, a surrender charge may be imposed.

The amount of the charge will depend upon the number of years that any New Payments to which the withdrawal is attributed have remained credited under the Contract. For the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the oldest New Payment and then from the next oldest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See FEDERAL TAX CONSIDERATIONS for a discussion of how withdrawals are treated for income tax purposes.)

The following surrender charge table outlines these charges:

COMPLETE YEARS FROM
  DATE OF PAYMENT       CHARGE
-------------------    --------
  Less than 4            8.5%
  Less than 5            7.5%
  Less than 6            6.5%
  Less than 7            5.5%
  Less than 8            3.5%
  Less than 9            1.5%
  Thereafter               0

The amount withdrawn equals the amount requested by the Owner plus the surrender charge, if any. The charge is applied as a percentage of the New Payments withdrawn.

The total charge equals the aggregate of all applicable surrender charges for a surrender and withdrawals, including the Withdrawal Adjustment Charge that may apply if a withdrawal is taken during the annuity payout phase (see ANNUITIZATION -- THE PAYOUT PHASE, "F. Withdrawals After the Annuity Date"). In no event will the total surrender and withdrawal charges exceed a maximum limit of 8.5% of total gross New Payments.

WITHDRAWAL WITHOUT SURRENDER CHARGE. Each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge (Withdrawal Without Surrender Charge Amount). The above surrender charge table is not applicable to these withdrawals. The first time an Owner makes a withdrawal from the Contract, the Withdrawal Without Surrender Charge Amount is the greater of (a) or (b):

        Where (a) is:  100% of Cumulative Earnings (excluding Payment Credits);
                       and

        Where (b) is:  15% of the total of all payments invested in the Contract as of the Valuation Date for the withdrawal.

After that first withdrawal from the Contract, the maximum annual Withdrawal Without Surrender Charge Amount is the greater of (a) or (b):

        Where (a) is:  100% of Cumulative Earnings (excluding Payment Credits);
                       and

        Where (b) is:  15% of the total of all payments invested in the Contract
                       LESS that portion of any prior withdrawal(s) of payments that is/are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal (the Gross Payment
                       Base), LESS any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable.

In (a), cumulative earnings are calculated as the Accumulated Value as of the Valuation Date, reduced by Payment Credits and total gross payments not previously withdrawn.

EFFECT OF WITHDRAWAL WITHOUT SURRENDER CHARGE AMOUNT. When a withdrawal is taken, the Company initially determines the Withdrawal Without Surrender Charge Amount in the following order:

- The Company first deducts the Withdrawal Without Surrender Charge Amount from cumulative earnings.

- If the Withdrawal Without Surrender Charge Amount exceeds cumulative earnings, the Company will deem the excess to be withdrawn from New Payments on a last-in-first-out (LIFO) basis, so that the newest

  New Payments are withdrawn first. This results in those New Payments, which are otherwise subject to the highest surrender charge at that point in time, being withdrawn first without a surrender charge.

- If more than one withdrawal is made during the year, on each subsequent withdrawal the Company will waive the surrender charge, if any, until the entire Withdrawal Without Surrender Charge Amount has been withdrawn.

After the entire Withdrawal Without Surrender Charge Amount available in a calendar year has been withdrawn, for the purposes of determining the amount of the surrender charge, if any, withdrawals will be deemed to be taken in the following order:

- First from Old Payments.

    - The surrender charge table is applicable, but because Old Payments have been invested in the Contract for more than 9 years, the surrender charge is 0%.

- Second from New Payments.

    - The surrender charge table is applicable.

    - Payments are now withdrawn from this category on a first-in-first-out
      (FIFO) basis, so that the oldest New Payments are now withdrawn first. This results in the withdrawal of New Payments with the lowest surrender charge first.

- Third from Payment Credits.

    - The surrender charge table is not applicable to the withdrawal of Payment Credits.

For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only, the maximum amount available without a surrender charge during any calendar year will be the greatest of (a), (b) and (c) where (a) and
(b) are the same as above and (c) is the amount available as a Life Expectancy Distribution less any Withdrawal Without Surrender Charge Amount taken during the same calendar year. (see "Life Expectancy Distributions" under DESCRIPTION OF THE CONTACT -- THE ACCUMULATION PHASE.

For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "F. Surrender and Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and see FEDERAL TAX CONSIDERATIONS.

REDUCTION OR ELIMINATION OF SURRENDER CHARGE AND ADDITIONAL AMOUNTS
CREDITED. Where permitted by law, the Company will waive the surrender charge in the event that the Owner (or the Annuitant, if the Owner is not an individual) becomes physically disabled after the Issue Date of the Contract (or in the event that the original Owner or Annuitant has changed since issue, after being named Owner or Annuitant) and before attaining age 65. For purposes of this provision, "physically disabled" means the Owner or Annuitant, as applicable, has been unable to engage in an occupation or to conduct daily activities for a period of at least 12 consecutive months as a result of disease or bodily injury. The Company may require proof of such disability and continuing disability and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

Where surrender charges have been waived under the situation discussed above, no additional payments under this Contract will be accepted unless required by state law.

In addition, from time to time the Company may allow a reduction in or elimination of the surrender charges, the period during which the charges apply, or both, and/or credit additional amounts on Contracts, when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following:

    - the size and type of group or class, and the persistency expected from that group or class;

    - the total amount of payments to be received, and the manner in which payments are remitted;

    - the purpose for which the Contracts are being purchased, and whether that purpose makes it likely that costs and expenses will be reduced;

    - other transactions where sales expenses are likely to be reduced; or

    - the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee-for-service basis).

The Company also may reduce or waive the surrender charge, and/or credit additional amounts on Contracts, where either the Owner or the Annuitant on the Issue Date is within the following class of individuals ("eligible persons"):

    - employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract;

    - employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Underlying Portfolios;

    - investment managers or sub-advisers of the Underlying Portfolios; and

    - the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents, and grandparents.

In addition, if permitted under state law, surrender charge will be waived under 403(b) Contracts where the amount withdrawn is being contributed to a life policy issued by the Company as part of the individual's 403(b) plan.

Where an Owner who is trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the Accumulated Value under the Contract to other Contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable surrender charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the Valuation Date on which a written, signed request is received at the Principal Office.

Any reduction or elimination in the amount or duration of the surrender charge will not discriminate unfairly among purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.

F.  TRANSFER CHARGE

The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "E. Transfer Privilege" under DESCRIPTION OF THE

CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

G.  WITHDRAWAL ADJUSTMENT CHARGE

After the Annuity Date, a withdrawal will result in a calculation by the Company of the present value of either all future annuity benefit payments or future guaranteed annuity benefit payments. The present value is calculated based on the Annuity 2000 Mortality Table (male, female or unisex rates as appropriate). If a withdrawal is made within 5 years of the Issue Date, the AIR or interest rate used to determine the annuity benefit payments is increased by 1.00%. The adjustment to the AIR or interest rate used to determine the present value results in lower future annuity payments, and may be viewed as a charge under the Contract. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

For more information see "F. Withdrawals After the Annuity Date," under ANNUITIZATION -- THE PAYOUT PHASE.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A.  GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS. The IRS has issued regulations under Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Portfolios will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B.  QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, or 408 of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see "E. Provisions Applicable to Qualified Employer Plans" below.

C.  TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current annuity value.

For example, assume that a Contract owner with Accumulated Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

    - taken on or after age 59 1/2; or

    - if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the
      Code); or

    - in the case of the Owner's total disability (as defined in the Code); or

    - if withdrawals from a qualified Contract are made to an employee who has terminated employment after reaching age 55; or

    - irrespective of age, if the amount received is one of a series of substantially equal periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the issue date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under
Section 72 as well.

D.  TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E.  PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS

Federal income taxation of assets held inside a qualified retirement plan and of earnings on those assets is deferred until distribution of plan benefits begins. As such, it is not necessary to purchase a variable annuity contract solely to obtain its tax deferral feature. However, other features offered under this Contract and described in this Prospectus -- such as the minimum guaranteed death benefit, the guaranteed fixed annuity rates and the wide variety of investment options -- may make this Contract a suitable investment for your qualified retirement plan.

The tax rules applicable to qualified retirement plans, as defined by the Code, are complex and vary according to the type of plan. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity contract used to fund such benefits. As such, the following is simply a general description of various types of qualified plans that may use the Contract. Before purchasing any annuity contract for use in funding a qualified plan, more specific information should be obtained.

Qualified Contracts may include special provisions (endorsements) changing or restricting rights and benefits otherwise available to owners of non-qualified Contracts. Individuals purchasing a qualified Contract should carefully review any such changes or limitations which may include restrictions to ownership, transferability, assignability, contributions, and distributions.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT SHARING PLANS. Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish similar plans for themselves and their employees. Employers intending to use qualified Contracts in connection with such plans should seek competent advice as to the suitability of the Contract to their specific needs and as to applicable Code limitations and tax consequences.

The Company can provide prototype plans for certain pension or profit sharing plans for review by the plan's legal counsel. For information, ask your financial representative.

INDIVIDUAL RETIREMENT ANNUITIES. Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "D. Right to Cancel."

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

TAX-SHELTERED ANNUITIES ("TSAS"). Under the provisions of Section 403(b) of the Code, payments made to annuity Contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that total annual payments do not exceed the maximum contribution permitted under the Code. Purchasers of TSA contracts should seek competent advice as to eligibility, limitations on permissible payments and other tax consequences associated with the contracts.

Withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) made to a TSA contract after December 31, 1988, may not begin before the employee attains age 59 1/2, separates from service, dies or becomes disabled. In the case of hardship, an Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may be subject to a 10% penalty tax as a premature distribution, in addition to income tax.

TEXAS OPTIONAL RETIREMENT PROGRAM. Distributions under a TSA contract issued to participants in the Texas Optional Retirement Program may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These additional restrictions are imposed under the Texas Government Code and a prior opinion of the Texas Attorney General.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Portfolios. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Accumulated Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Portfolio no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Portfolio should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Portfolio and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Portfolio or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Portfolios also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Portfolios also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company and the underlying investment companies do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the trustees of and the Underlying Portfolios intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

If any of these substitutions or changes is made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. If the Company deems it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

The Company reserves the right, subject to compliance with applicable law to:

    (1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

    (2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

    (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

    (4) to substitute the shares of any other registered investment company for the Portfolio shares held by a Sub-Account, in the event that Portfolio shares are unavailable for investment, or if the Company determines that further investment in such Portfolio shares is inappropriate in view of the purpose of the Sub-Account,

    (5) to change the methodology for determining the net investment factor,

    (6) to change the names of the Variable Account or of the Sub-Accounts, and

    (7) to combine with other Sub-Accounts or other Separate Accounts of the Company.

If any of these substitutions or changes is made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Portfolio shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Portfolio, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Portfolio. During the accumulation period, the number of Underlying Portfolio shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Portfolio share. During the annuity payout phase, the number of Underlying Portfolio shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's variable annuity by the net asset value of one Underlying Portfolio share. Ordinarily, the Owner's voting interest in the Underlying Portfolio will decrease as the reserve for the variable annuity is depleted.

                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities and Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica Investments, Inc., which is the principal underwriter and distributor of the Contracts. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is a registered broker-dealer, a member of the NASD and an indirectly wholly owned subsidiary of First Allmerica.

The Company pays commissions not to exceed 7.0% of payments to broker-dealers which sell the Contract. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1% of the Contract's Accumulated value. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup commissions and other sales expenses through a combination of anticipated surrender charges and profits from the Company's General Account, which may include amounts derived from mortality and risk charges. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to Owners or to the Variable Account. The Company will retain any surrender charges assessed on a Contract.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-782-8380.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

                                   APPENDIX B
                               SURRENDER CHARGES

FULL SURRENDER -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume there are no partial withdrawals. The Withdrawal Without Surrender Charge Amount is equal to the greater of 100% of cumulative earnings (excluding Payment Credits) or 15% of the total of all payments invested in the Contract.

The table below presents examples of the surrender charge resulting from a full surrender, based on Hypothetical Accumulated Values.

          HYPOTHETICAL     WITHDRAWAL      SURRENDER
CONTRACT  ACCUMULATED   WITHOUT SURRENDER    CHARGE    SURRENDER
  YEAR       VALUE        CHARGE AMOUNT    PERCENTAGE   CHARGE
--------  ------------  -----------------  ----------  ---------
    1       $ 56,160         $ 7,500          8.5%       $4,136
    2         60,653           8,653          8.5%        4,250
    3         65,505          13,505          8.5%        4,250
    4         70,745          18,745          8.5%        4,250
    5         76,405          24,405          7.5%        3,750
    6         82,517          30,517          6.5%        3,250
    7         89,119          37,119          5.5%        2,750
    8         96,248          44,248          3.5%        1,750
    9        103,948          51,948          1.5%          750
   10        112,264          60,264          0.0%            0

WITHDRAWALS -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume that there are withdrawals as detailed below. The Withdrawal Without Surrender Charge Amount is equal to the greater of 100% of cumulative earnings (excluding Payment Credits) or 15% of the total of all payments invested in the Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table.

The table below presents examples of the surrender charge resulting from withdrawals, based on Hypothetical Accumulated Values:

          HYPOTHETICAL                  WITHDRAWAL      SURRENDER
CONTRACT  ACCUMULATED                WITHOUT SURRENDER    CHARGE    SURRENDER
  YEAR       VALUE      WITHDRAWALS    CHARGE AMOUNT    PERCENTAGE   CHARGE
--------  ------------  -----------  -----------------  ----------  ---------
    1        $56,160             $0       $ 7,500          8.5%            $0
    2         60,653              0         8,653          8.5%             0
    3         65,505              0        13,505          8.5%             0
    4         70,745         30,000        18,745          8.5%           957
    5         44,005         10,000         5,812          7.5%           314
    6         36,725          5,000         5,184          6.5%             0
    7         34,264         10,000         5,184          5.5%           265
    8         26,205         15,000         4,461          3.5%           369
    9         12,101          5,000         2,880          1.5%            32
   10          7,669          5,000         2,562          0.0%             0

                                   APPENDIX C
                        CONDENSED FINANCIAL INFORMATION
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT KG

                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
SUB-ACCOUNT                                              1999       1998       1997       1996
-----------                                            --------   --------   --------   --------
KEMPER AGGRESSIVE GROWTH PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER TECHNOLOGY GROWTH PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KVS DREMAN FINANCIAL SERVICES PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER SMALL CAP GROWTH PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER SMALL CAP VALUE PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KVS DREMAN HIGH RETURN EQUITY PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER INTERNATIONAL PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER NEW EUROPE PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
SUB-ACCOUNT                                              1999       1998       1997       1996
-----------                                            --------   --------   --------   --------
KEMPER GLOBAL BLUE CHIP PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER GROWTH PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER CONTRARIAN VALUE PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER BLUE CHIP PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER VALUE+GROWTH PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KVS INDEX 500 PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER HORIZON 20+ PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER TOTAL RETURN PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER HORIZON 10+ PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
SUB-ACCOUNT                                              1999       1998       1997       1996
-----------                                            --------   --------   --------   --------
KEMPER HIGH YIELD PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER KEMPER HORIZON 5 PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER STRATEGIC INCOME PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER INVESTMENT GRADE BOND PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER GOVERNMENT SECURITIES PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KEMPER MONEY MARKET PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KVS FOCUSED LARGE CAP GROWTH PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KVS GROWTH OPPORTUNITIES PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

KVS GROWTH AND INCOME PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
SUB-ACCOUNT                                              1999       1998       1997       1996
-----------                                            --------   --------   --------   --------
SCUDDER INTERNATIONAL PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

SCUDDER GLOBAL DISCOVERY PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

SCUDDER CAPITAL GROWTH PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

SCUDDER GROWTH AND INCOME PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

ALGER AMERICAN LEVERAGED PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

ALGER AMERICAN BALANCED PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

DREYFUS MID CAP STOCK PORTFOLIO
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND
Unit Value $:
  Beginning of Period................................
  End of Period......................................
Number of Units Outstanding at End of Period (in
 thousands)..........................................

                                   APPENDIX D
                     EXAMPLES OF PRESENT VALUE WITHDRAWALS

Assume in the examples below that a 65-year-old male annuitizes his contract exactly two years after the Issue Date. The annuitization amount is $250,000. Further assume that he selects a period certain variable annuity payout option of Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases $2,402.50 Annuity Units and the first monthly annuity benefit payment is equal to $2,402.50. The following examples assume a net return of 8% (gross return of 9.4 %).

PRESENT VALUE WITHDRAWALS

EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take a $150,000 Present Value Withdrawal available at the beginning of the fifth contract year (the third year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 2,402.50
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $2,641.41

       Rate used in Present Value Determination = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of Future Guaranteed Annuity Benefit Payments = $218,003.72

       Present Value Withdrawal Amount = $150,000

       Annuity Units after withdrawal = 749.43 (2,402.5 X (1 -
       (150,000/218,003.72)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $823.96

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge of 1%.

EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take a $50,000 Present Value Withdrawal available at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 2,402.50
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $3,347.87

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Guaranteed Annuity Benefit Payments = $115,476.29

       Present Value Withdrawal Amount = $150,000

       Annuity Units after withdrawal = 1362.24(2402.5 X
       (1-(50,000/115,476.29)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $1,898.29

Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF

  FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                               SEPARATE ACCOUNT KG

                INVESTING IN SHARES OF THE UNDERLYING PORTFOLIOS


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE KEMPER GATEWAY PLUS PROSPECTUS OF SEPARATE ACCOUNT KG, DATED _______, 2001 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-782-8380.


                                DATED _____, 2001

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY.......................................2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY........3

SERVICES..............................................................3

UNDERWRITERS..........................................................4

ANNUITY BENEFIT PAYMENTS..............................................5

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM...........6

PERFORMANCE INFORMATION...............................................6

TAX-DEFERRED ACCUMULATION.............................................13

FINANCIAL STATEMENTS..................................................F-1


                         GENERAL INFORMATION AND HISTORY

Separate Account KG (the "Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") authorized by vote of its Board of Directors on June 13, 1996. The Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 2000, the Company and its subsidiaries had over $2X billion in combined assets and over $4X billion in life insurance in force. Effective October 16, 1995, the Company converted from a mutual life insurance company, known as State Mutual Life Assurance Company of America, to a stock life insurance company and adopted its present name. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000.

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance in Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Currently, 37 Sub-Accounts of the Variable Account are available under the Kemper Gateway Plus contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Kemper Variable Series ("KVS"), Scudder Variable Life Investment Fund ("Scudder VLIF"), Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., The Alger American Fund ("Alger') or Warburg Pincus Trust, open-end, registered management investment companies.

Twenty-six different portfolios of KVS are available under the Contract: the Kemper Aggressive Growth Portfolio, Kemper Technology Growth Portfolio, KVS Dreman Financial Services Portfolio (formerly Kemper-Dreman Financial Services Portfolio), Kemper Small Cap Growth Portfolio, Kemper Small Cap Value Portfolio, KVS Dreman High Return Equity Portfolio (formerly Kemper-Dreman High Return Equity Portfolio), Kemper International Portfolio, Kemper International Growth and Income Portfolio, Kemper Global Blue Chip Portfolio, Kemper Growth Portfolio, Kemper Contrarian Value Portfolio, Kemper Blue Chip Portfolio, Kemper Value+Growth Portfolio, KVS Index 500 Portfolio (formerly Kemper Index 500 Portfolio), Kemper Horizon 20+ Portfolio, Kemper Total Return Portfolio, Kemper Horizon 10+ Portfolio, Kemper High Yield Portfolio, Kemper Horizon 5 Portfolio, Kemper Global Income Portfolio, Kemper Investment Grade Bond Portfolio, Kemper Government Securities Portfolio, Kemper Money Market Portfolio KVS Growth Opportunities Portfolio, KVS Growth And Income Portfolio and KVS Focused Large Cap Growth Portfolio. Five portfolios of Scudder VLIF are available under the
Contract: the Scudder 21st Century Growth Portfolio, Scudder International Portfolio, Scudder Global Discovery Portfolio, Scudder Capital Growth Portfolio, and Scudder Growth and Income Portfolio. One portfolio of Dreyfus Investment Portfolios is available under the Contract: the Dreyfus MidCap Stock Portfolio. One portfolio of The Dreyfus Socially Responsible Growth Fund, Inc. is available under the Contract: the Dreyfus Socially Responsible Growth Fund. Two portfolios of Alger are available under the Contract: the Alger American Leveraged AllCap Portfolio and the Alger American Balanced Portfolio. Two portfolios of Warburg Pincus Trust are available under the Contract: the Warburg Pincus Emerging Markets Portfolio and the Warburg Pincus Global Post-Venture Capital Portfolio (together, the "Underlying Portfolios"). Each Underlying Portfolio available under the Contract has its own investment objectives and certain attendant risks.

                     TAXATION OF THE CONTRACT, THE VARIABLE
                             ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contract or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Portfolio shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Portfolio shares is reflected on the records of the Underlying Portfolio and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and the financial statements of Separate Account KG of the Company as of December 31, 2000 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of First Allmerica, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions, not to exceed 7.0% of purchase payments, to entities which sell the Contract. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services. A Promotional Allowance of 1.0% of total payments is paid to Kemper Distributors, Inc. for administrative and support services with respect to the distribution of the Contract; however, Kemper Distributors, Inc. may direct the Company to pay a portion of said allowance to broker-dealers who provide support services directly.

Commissions paid by the Company do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus. The Company intends to recoup the commission and other sales expense through a combination of anticipated surrender, withdrawal and/or annuitization charges, profits from the Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.

The aggregate amounts of commissions paid to Allmerica Investments for sales of all contracts funded by Separate Account KG (including contracts not described in the Prospectus) for the years 1998, 1999 and 2000 were $1,218,883, $1,213,957 and __________.

No commissions were retained by Allmerica Investments for sales of all contracts funded by Separate Account KG (including contracts not described in the Prospectus) for the years 1998, 1999 and 2000.

                            ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:

(1)  Accumulation Unit Value -- Previous Valuation Period.............$ 1.135000

(2)  Value of Assets -- Beginning of Valuation Period.................$5,000,000

(3)  Excess of Investment Income and Net Gains Over Capital Losses........$1,675

(4)  Adjusted Gross Investment Rate for the Valuation Period (3) divided by (2).............................................................0.000335

(5)  Annual Charge (one-day equivalent of 1.40% per annum)..............0.000039

(6)  Net Investment Rate (4) - (5)......................................0.000296

(7)  Net Investment Factor 1.000000 + (6)...............................1.000296

(8)  Accumulation Unit Value -- Current Period (1) x (7)..............$ 1.135336

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains by $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134576.

The method for determining the amount of annuity benefit payments is described in detail under "Variable Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax or surrender charge, the first monthly payment would be $44.80 ($44,800 divided by $1,000) multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment, the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation

Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or
267.5818 times $1.105121, which produces a current monthly payment of $295.71.

           ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAMS. To the extent permitted by law, the Company reserves the right to offer Enhanced Automatic Transfer Program(s) from time to time. If you elect to participate, the Company will credit an enhanced interest rate to payments made to the Enhanced Automatic Transfer Program. Eligible payments:

-    must be new payments to the Contract, including the initial payment,

-    must be allocated to the Fixed Account, which will be the source account,

- must be automatically transferred out of the Fixed Account to one or more Sub- Accounts over a specified time period and

-    will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic Transfer Program. Payments made to the Contract during the same month will be part of the same Enhanced Automatic Transfer Program if the length of the time period is the same and the enhanced rate is the same. The allocation for all of the amounts in the same program will be in accordance with the instructions for the most recent payment to this program. The monthly transfer will be made on the date designated for the initial payment to this program. The amount allocated will be determined by dividing the amount in the program by the number of remaining months. For example, for a six-month program, the first automatic transfer will be 1/6th of the balance; the second automatic transfer will be 1/5th of the balance, and so on.

Payments to different Enhanced Automatic Transfer Programs will be handled in accordance with the instructions for each particular program.

                             PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Portfolio and/or an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge and any applicable surrender charge which would be assessed upon complete withdrawal of the investment.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

              (n)
      P(1 + T)      =     ERV

      Where:   P    =     a hypothetical initial payment to the Variable Account
                          of $1,000

               T    =     average annual total return

               n    =     number of years

               ERV  =     the ending redeemable value of the $1,000 payment at
                          the end of the specified period

The calculation of Total Return includes the annual charges against the asset of the Sub-Account. This charge is 1.40% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period. The deduction of the surrender charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:


            COMPLETE YEARS FROM DATE OF PAYMENT                 CHARGE
                        -----------                             ------
                        Less than 4                              8.5%
                        Less than 5                              7.5%
                        Less than 6                              6.5%
                        Less than 7                              5.5%
                        Less than 8                              3.5%
                        Less than 9                              1.5%
                        Thereafter                                 0

No surrender charge is deducted upon expiration of the periods specified above. In each calendar year, a certain amount (withdrawal without surrender charge amount, as described in the Prospectus) is not subject to the surrender charge.

The calculations of Total Return reflect the deduction of the $30 annual Contract fee.

SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return Information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. It is assumed, however, that the investment is NOT withdrawn at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

              (n)
      P(1 + T)          =      EV

     Where:     P       =      a hypothetical initial payment to the Variable
                               Account of $1,000

                T       =      average annual total return

                n       =      number of years

               EV       =      the ending value of the $1,000 payment at the end
                               of the specified period

The calculation of Supplemental Total Return reflects the 1.40% annual charge against the assets of the Sub-Accounts. The ending value assumes that the Contract is NOT surrendered at the end of the specified period, and therefore there is no adjustment for the surrender charge that would be applicable if the Contract was surrendered at the end of the period. The calculation of supplemental total return does not include the deduction of the $30 annual Contract fee.

                               PERFORMANCE TABLES
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                    TABLE 1A
                   AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 2000
                         SINCE INCEPTION OF SUB-ACCOUNT
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)


                                                                                        FOR YEAR          SINCE
                  SUB-ACCOUNT INVESTING IN                          SUB-ACCOUNT           ENDED         INCEPTION OF
                  UNDERLYING PORTFOLIO                             INCEPTION DATE        12/31/00       SUB-ACCOUNT
                  --------------------                             --------------        --------       -----------
                  Kemper Aggressive Growth.....................        5/3/99
                  Kemper Technology Growth.....................        5/3/99
                  KVS Dreman Financial Services................        5/4/98
                  Kemper Small Cap Growth......................        12/4/96
                  Kemper Small Cap Value.......................       11/13/96
                  KVS Dreman High Return Equity................        5/4/98
                  Kemper International.........................       11/13/96
                  Kemper New Europe............................        5/5/98
                  Kemper Global Blue Chip......................        5/12/98
                  Kemper Growth................................        12/4/96
                  Kemper Contrarian Value......................       11/13/96
                  Kemper Blue Chip.............................        5/1/97
                  Kemper Value+Growth..........................       11/29/96
                  KVS Index 500................................        9/1/99
                  Kemper Horizon 20+...........................        12/5/96
                  Kemper Total Return..........................       11/29/96
                  Kemper Horizon 10+...........................       12/23/96
                  Kemper High Yield............................       11/13/96
                  Kemper Horizon 5.............................       12/23/96
                  Kemper Strategic Income......................        5/1/97
                  Kemper Investment Grade Bond.................       12/12/96
                  Kemper Government Securities.................        12/4/96
                  Kemper Money Market..........................       11/20/96
                  KVS Focused Large Cap Growth.................       10/29/99
                  KVS Growth Opportunities.....................       10/29/99
                  KVS Growth And Income........................       10/29/99
                  Scudder 21st Century Growth..................          N/A
                  Scudder International........................        5/6/98
                  Scudder Global Discovery.....................        5/6/98
                  Scudder Capital Growth.......................        5/11/98
                  Scudder Growth and Income....................        5/1/98
                  Alger American Leveraged AllCap..............       11/15/99
                  Alger American Balanced......................       11/15/99
                  Dreyfus MidCap Stock.........................        6/23/99
                  Dreyfus Socially Responsible Growth..........        6/23/99
                  Warburg Pincus Emerging Markets..............          N/A
                  Warburg Pincus Global Post-Venture Capital...          N/A

                                    TABLE 1B

            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 2000
                         SINCE INCEPTION OF SUB-ACCOUNT
         (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)


                                                                                        FOR YEAR           SINCE
                  SUB-ACCOUNT INVESTING IN                          SUB-ACCOUNT          ENDED          INCEPTION OF
                  UNDERLYING PORTFOLIO                             INCEPTION DATE       12/31/00        SUB-ACCOUNT
                  --------------------                             --------------       --------        -----------
                  Kemper Aggressive Growth......................       5/3/99
                  Kemper Technology Growth......................       5/3/99
                  KVS Dreman Financial Services.................       5/4/98
                  Kemper Small Cap Growth.......................       12/4/96
                  Kemper Small Cap Value........................      11/13/96
                  KVS Dreman High Return Equity.................       5/4/98
                  Kemper International..........................      11/13/96
                  Kemper New Europe.............................       5/5/98
                  Kemper Global Blue Chip.......................       5/12/98
                  Kemper Growth.................................       12/4/96
                  Kemper Contrarian Value.......................      11/13/96
                  Kemper Blue Chip..............................       5/1/97
                  Kemper Value+Growth...........................      11/29/96
                  KVS Index 500.................................       9/1/99
                  Kemper Horizon 20+............................       12/5/96
                  Kemper Total Return...........................      11/29/96
                  Kemper Horizon 10+............................      12/23/96
                  Kemper High Yield.............................      11/13/96
                  Kemper Horizon 5..............................      12/23/96
                  Kemper Strategic Income.......................       5/1/97
                  Kemper Investment Grade Bond..................      12/12/96
                  Kemper Government Securities..................       12/4/96
                  Kemper Money Market...........................      11/20/96
                  KVS Focused Large Cap Growth..................      10/29/99
                  KVS Growth Opportunities......................      10/29/99
                  KVS Growth And Income.........................      10/29/99
                  Scudder 21st Century Growth...................         N/A
                  Scudder International.........................       5/6/98
                  Scudder Global Discovery......................       5/6/98
                  Scudder Capital Growth........................       5/11/98
                  Scudder Growth and Income.....................       5/1/98
                  Alger American Leveraged AllCap...............      11/15/99
                  Alger American Balanced.......................      11/15/99
                  Dreyfus MidCap Stock..........................       6/23/99
                  Dreyfus Socially Responsible Growth...........       6/23/99
                  Warburg Pincus Emerging Markets...............         N/A
                  Warburg Pincus Global Post-Venture Capital....         N/A

                                   TABLE 2A

                   AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 2000
                     SINCE INCEPTION OF UNDERLYING PORTFOLIO
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                                                      UNDERLYING         FOR YEAR                     10 YEARS
SUB-ACCOUNT INVESTING IN                               PORTFOLIO           ENDED                      (OR SINCE
UNDERLYING PORTFOLIO                                 INCEPTION DATE      12/31/00      5 YEARS    INCEPTION IF LESS)
--------------------                                 --------------      --------      -------    ------------------
Kemper Aggressive Growth.........................        5/3/99
Kemper Technology Growth.........................        5/3/99
KVS Dreman Financial Services....................        5/4/98
Kemper Small Cap Growth..........................        5/2/94
Kemper Small Cap Value...........................        5/1/96
KVS Dreman High Return Equity....................        5/4/98
Kemper International.............................        1/6/92
Kemper New Europe................................        5/5/98
Kemper Global Blue Chip..........................        5/5/98
Kemper Growth....................................       12/9/83
Kemper Contrarian Value..........................        5/1/96
Kemper Blue Chip.................................        5/1/97
Kemper Value+Growth..............................        5/1/96
KVS Index 500....................................        9/1/99
Kemper Horizon 20+...............................        5/1/96
Kemper Total Return..............................        4/6/82
Kemper Horizon 10+...............................        5/1/96
Kemper High Yield................................        4/6/82
Kemper Horizon 5.................................        5/1/96
Kemper Strategic Income..........................        5/1/97
Kemper Investment Grade Bond.....................        5/1/96
Kemper Government Securities.....................        9/3/87
Kemper Money Market..............................        4/6/82
KVS Focused Large Cap Growth.....................       10/29/99
KVS Growth Opportunities.........................       10/29/99
KVS Growth And Income............................       10/29/99
Scudder 21st Century Growth......................        5/3/99
Scudder International............................        5/1/87
Scudder Global Discovery.........................        5/1/96
Scudder Capital Growth...........................       7/16/85
Scudder Growth and Income........................        5/2/94
Alger American Leveraged AllCap..................       1/25/95
Alger American Balanced..........................        9/5/89
Dreyfus MidCap Stock.............................        5/1/98
Dreyfus Socially Responsible Growth..............       10/7/93
Warburg Pincus Emerging Markets.................        12/31/97
Warburg Pincus Global Post-Venture Capital......        9/30/96


                                    TABLE 2B

            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 2000
                     SINCE INCEPTION OF UNDERLYING PORTFOLIO
                  (ASSUMING NO WITHDRAWAL OF INVESTMENT AND NO
                                 CONTRACT FEES)

                                                      UNDERLYING         FOR YEAR                     10 YEARS
SUB-ACCOUNT INVESTING IN                               PORTFOLIO          ENDED                      (OR SINCE
UNDERLYING PORTFOLIO                                 INCEPTION DATE      12/31/00      5 YEARS    INCEPTION IF LESS)
--------------------                                 --------------      --------      -------    ------------------
Kemper Aggressive Growth.........................        5/3/99
Kemper Technology Growth.........................        5/3/99
KVS Dreman Financial Services....................        5/4/98
Kemper Small Cap Growth..........................        5/2/94
Kemper Small Cap Value...........................        5/1/96
KVS Dreman High Return Equity....................        5/4/98
Kemper International.............................        1/6/92
Kemper New Europe................................        5/5/98
Kemper Global Blue Chip..........................        5/5/98
Kemper Growth....................................       12/9/83
Kemper Contrarian Value..........................        5/1/96
Kemper Blue Chip.................................        5/1/97
Kemper Value+Growth..............................        5/1/96
KVS Index 500....................................        9/1/99
Kemper Horizon 20+...............................        5/1/96
Kemper Total Return..............................        4/6/82
Kemper Horizon 10+...............................        5/1/96
Kemper High Yield................................        4/6/82
Kemper Horizon 5.................................        5/1/96
Kemper Strategic Income..........................        5/1/97
Kemper Investment Grade Bond.....................        5/1/96
Kemper Government Securities.....................        9/3/87
Kemper Money Market..............................        4/6/82
KVS Focused Large Cap Growth.....................       10/29/99
KVS Growth Opportunities.........................       10/29/99
KVS Growth And Income............................       10/29/99
Scudder 21st Century Growth......................        5/3/99
Scudder International............................        5/1/87
Scudder Global Discovery.........................        5/1/96
Scudder Capital Growth...........................       7/16/85
Scudder Growth and Income........................        5/2/94
Alger American Leveraged AllCap..................       1/25/95
Alger American Balanced..........................        9/5/89
Dreyfus MidCap Stock.............................        5/1/98
Dreyfus Socially Responsible Growth..............       10/7/93
Warburg Pincus Emerging Markets..................       12/31/97
Warburg Pincus Global Post-Venture Capital.......       9/30/96

YIELD AND EFFECTIVE YIELD - THE MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1999:

                  Yield                              X.XX%
                  Effective Yield                    X.XX%

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                    (365/7)
         Effective Yield = [(base period return + 1)       ] - 1

The calculations of yield and effective yield reflect the $30 contract fee.


                               TAX-DEFERRED ACCUMULATION

                                 NON-QUALIFIED                    CONVENTIONAL
                                 ANNUITY CONTRACT                 SAVINGS PLAN

                              AFTER-TAX CONTRIBUTIONS AND
                                 TAX-DEFERRED EARNINGS


                                      TAXABLE LUMP SUM        AFTER-TAX CONTRIBUTIONS
                   NO WITHDRAWALS      SUM WITHDRAWAL          AND TAXABLE EARNINGS
                   --------------     ----------------        -----------------------
       Years 10       $107,946             $86,448                    $81,693
       Years 20        233,048             165,137                    133,476
       Years 30        503,133             335,021                    218,082

     This chart compares the accumulation of a $50,000 initial investment into a non-qualified annuity contract with a conventional savings plan. Contributions to the non-qualified annuity contract and the conventional savings plan are made after tax. Only the gain in the non-qualified annuity contract will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contract. Income on non-qualified annuity contracts is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "FEDERAL TAX CONSIDERATIONS" in the Prospectus.

The chart does not reflect the following charges and expenses under the
Contract: 1.25% for mortality and expense risk; 0.15% administration charges; 8.5% maximum surrender charge; and $30 annual Contract fee. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contract. (IMPORTANT -- THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN.)

Unlike savings plans, contributions to non-qualified annuity contracts provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a non-qualified annuity contract (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

                              FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company and for its Separate Account KG. (To be added by preeffective amendment.)

                            PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  FINANCIAL STATEMENTS

          Financial Statements Included in Part A will be filed by Pre-Effective Amendment.

          None

          Financial Statements Included in Part B will be filed by Pre-Effective Amendment.
          Financial Statements for First Allmerica Financial Life Insurance Company
          Financial Statements for Separate Account KG of First Allmerica Financial Life Insurance Company

          Financial Statements Included in Part C will be filed by Pre-Effective Amendment.
          None

     (b)  EXHIBITS

          EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated June 13, 1996 was previously filed on August 9, 1996 in Registrant's Initial Registration Statement, and is incorporated by reference herein.

          EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

          EXHIBIT 3  (a)    Wholesaling Agreement was previously filed on August
                            9, 1996 in Registrant's Initial Registration
                            Statement, and is incorporated by reference herein.

                     (b) Underwriting and Administrative Services Agreement was previously filed on April 30, 1998 in Post-Effective Amendment No. 2, and is incorporated by reference herein.

                     (c) Form of Bonus Product Commissions Schedule is filed herewith. Sales Agreements with Commission Schedule were previously filed on April 30, 1998 in Post-Effective Amendment No. 2, and are incorporated by reference herein.

                     (d) General Agent's Agreement was previously filed on April 30, 1998 in Post-Effective Amendment No. 2, and is incorporated by reference herein.

                     (e) Career Agent Agreement was previously filed on April 30, 1998 in Post-Effective Amendment No. 2, and is incorporated by reference herein.

                     (f) Registered Representative's Agreement was previously filed on April 30, 1998 in Post-Effective Amendment No. 2, and is incorporated by reference herein.

                     (g) Form of Indemnification Agreement with Scudder Kemper was previously filed on April 30, 1998 in Post-Effective Amendment No. 2, and is incorporated by reference herein.

          EXHIBIT 4  The following documents are filed herewith:

                     (a)    Contract Form 3028-NY-00GRCU;
                     (b)    Specification Pages Form A8028-NY-00GRCU;

                     (c)    Enhanced Death Benefit "EDB" Rider
                            (Form 3286.NY-00GRC)

          EXHIBIT 5  Application Form (SML-1460KNY) is filed herewith.

          EXHIBIT 6 The Depositor's Articles of Incorporation, as amended, effective October 1, 1995 to reflect its new name, and Bylaws were previously filed on August 9, 1996 in Registrant's Initial Registration Statement, and are incorporated by reference herein.

          EXHIBIT 7  Not Applicable.

          EXHIBIT 8  (a)    BFDS Agreements for lockbox and mailroom services
                            were previously filed on April 30, 1998 in Post-Effective Amendment No. 2, and are incorporated by reference herein.

                     (b)    Directors' Power of Attorney is filed herewith.

          EXHIBIT 9  Opinion of Counsel is filed herewith.

          EXHIBIT 10 Consent of Independent Accountants will be filed by
                     Pre-Effective Amendment.

          EXHIBIT 11 None.

          EXHIBIT 12 None.

          EXHIBIT 13 Schedule for Computation of Performance Quotations will be filed by Pre-Effective Amendment.

          EXHIBIT 14 Not Applicable.

          EXHIBIT 15 (a)    Amendment to Kemper Participation Agreement was
                            previously filed in April 2000 in Post-Effective
                            Amendment No. 6 of Registration Statement No.
                            333-10285/811-7769, and is incorporated by reference herein. Participation Agreement with Kemper was previously filed on November 6, 1996 in Pre-Effective Amendment No.1 of Registration
                            Statement No. 333-10285/811-7769, and is
                            incorporated by reference herein.

                     (b) Amendment to Kemper Participation Agreement dated October 1, 2000 is filed herewith. Form of Participation Agreement with Scudder Kemper was previously filed on April 30, 1998 in Post-Effective Amendment No. 3 of Registration Statement No. 333-10285/811-7769, and is incorporated by reference herein.

                     (c) Form of Participation Agreement with Dreyfus dated December 2000 is field herewith. Participation Agreement with Dreyfus was previously filed on June 23, 1999 in Post-Effective Amendment No.2 of Registration Statement No. 333-63089/811-7769, and is incorporated by reference herein.

                     (d) Form of Amendment to the Alger Participation Agreement dated December 2000 is filed herewith. Participation Agreement with Alger was previously filed in April 2000 in Post-Effective Amendment No. 6 of Registration Statement No. 333-10285/811-7769, and is incorporated by reference herein.

                     (e) Amendment to the Participation Agreement with Warburg Pincus dated August 25, 2000 is filed herewith. Participation Agreement with Warburg Pincus was previously filed in April 2000 in Post-Effective Amendment No. 6 of Registration Statement No. 333-10285/811-7769, and is
                            incorporated by reference herein.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

  The principal business address of all the following Directors and Officers is:
  440 Lincoln Street
  Worcester, Massachusetts 01653

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY                 PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------                 ----------------------------------------------
Bruce C. Anderson                         Director (since 1996), Vice President (since 1984) and Assistant
  Director                                Secretary (since 1992) of First Allmerica

Warren E. Barnes                          Vice President (since 1996) and Corporate Controller (since 1998) of
  Vice President and                      First Allmerica
  Corporate Controller

Mark R. Colborn                           Director (since 2000) and Vice President (since 1992) of First
  Director and Vice President             Allmerica


Charles F. Cronin                         Secretary (since 2000) and Counsel (since 1996) of First Allmerica;
  Secretary                               Secretary and Counsel (since 1998) of Allmerica Financial
                                          Corporation; Attorney (1991-1996) of Nutter, McClennen & Fish

J. Kendall Huber                          Director, Vice President and General Counsel of First Allmerica
  Director, Vice President and            (since 2000); Vice President (1999) of Promos Hotel Corporation; Vice
  General Counsel                         President & Deputy General Counsel (1998-1999) of Legg Mason, Inc.;
                                          Vice President and Deputy General Counsel (1995-1998) of USF&G
                                          Corporation

John P. Kavanaugh                         Director and Chief Investment Officer (since 1996) and Vice President
  Director, Vice President and            (since 1991) of First Allmerica; Vice President (since 1998) of
  Chief Investment Officer                Allmerica Financial Investment Management Services, Inc.; and
                                          President (since 1995) and Director
                                          (since 1996) of Allmerica Asset
                                          Management, Inc.

J. Barry May                              Director (since 1996) of First Allmerica; Director and President
  Director                                (since 1996) of The Hanover Insurance Company; and Vice President
                                          (1993 to 1996) of The Hanover Insurance Company

Mark C. McGivney                          Vice President (since 1997) and Treasurer (since 2000) of First
  Vice President and Treasurer            Allmerica; Associate, Investment Banking (1996 -1997) of Merrill
                                          Lynch & Co.; Associate, Investment Banking (1995) of Salomon
                                          Brothers, Inc.; Treasurer (since 2000) of Allmerica Investments,
                                          Inc., Allmerica Asset Management, Inc. and Allmerica Financial
                                          Investment Management Services, Inc.

John F. O'Brien                           Director, President and Chief Executive Officer (since 1989) of First
  Director and Chairman                   Allmerica
  of the Board

Edward J. Parry, III                      Director and Chief Financial Officer (since 1996), Vice President
  Director, Vice President                (since 1993), and Treasurer (1993-2000) of First Allmerica
  Chief Financial Officer


Richard M. Reilly                         Director (since 1996) and Vice President (since 1990) of First
  Director, President and                 Allmerica; President (since 1995) of Allmerica Financial Life
  Chief Executive Officer                 Insurance and Annuity Company; Director (since 1990) of Allmerica
                                          Investments, Inc.; and Director and President (since 1998) of
                                          Allmerica Financial Investment Management Services, Inc.

Robert P. Restrepo, Jr.                   Director and Vice President (since 1998) of First Allmerica; Director
  Director                                (since 1998) of The Hanover Insurance Company; Chief Executive
                                          Officer (1996 to 1998) of Travelers Property & Casualty; Senior Vice
                                          President (1993 to 1996) of Aetna Life & Casualty Company

Eric A. Simonsen                          Director (since 1996) and Vice President (since 1990) of First
  Director and Vice President             Allmerica; Director (since 1991) of Allmerica Investments, Inc.; and
                                          Director (since 1991) of Allmerica Financial Investment Management
                                          Services, Inc.

Gregory D. Tranter                        Director and Vice President (since 2000) of First Allmerica; Vice
  Director and Vice President             President (since 1998) of The Hanover Insurance Company; Vice
                                          President (1996-1998) of Travelers Property & Casualty; Director of
                                          Geico Team (1983-1996) of Aetna Life & Casualty

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

       |               |               |               |               |               |               |               |
________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica       Financial       Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
      |                                                               |                                               |
      |                                  ___________________________________________________________          ________________
      |                                          |                    |                  |                            |
      |                                         100%                99.2%               100%                         100%
      |                                      Advantage            Allmerica           Allmerica                First Sterling
      |                                      Insurance              Trust           Financial Life               Reinsurance
      |                                     Network, Inc.       Company, N.A.       Insurance and                  Company
      |                                                                            Annuity Company                 Limited
      |
      |                                       Delaware       Federally Chartered      Delaware                     Bermuda
      |                                                                                   |
      |_________________________________________________________________________________________________________________________
      |      |            |             |              |             |            |            |            |            |
      |     100%         100%          100%           100%          100%         100%         100%         100%         100%
      |   Allmerica    Allmerica     Allmerica      Allmerica     Allmerica    Allmerica    Allmerica    Allmerica    Allmerica
      | Investments,   Investment    Financial      Financial    Investments  Investments  Investments  Investments  Investments
      |     Inc.       Management    Investment     Services      Insurance    Insurance   Insurance    Insurance     Insurance
      |               Company, Inc.  Management     Insurance    Agency Inc.  Agency of    Agency Inc.  Agency Inc.   Agency Inc.
      |                             Services, Inc. Agency, Inc.  of Alabama   Florida Inc. of Georgia  of Kentucky  of Mississippi
      |
      |Massachusetts  Massachusetts Massachusetts  Massachusetts   Alabama      Florida      Georgia    Kentucky      Mississippi
      |
________________________________________________________________
      |              |                |               |
     100%           100%             100%            100%
  Allmerica    Sterling Risk       Allmerica       Allmerica
   Property      Management      Benefits, Inc.      Asset
 & Casualty    Services, Inc.                      Management,
Companies, Inc.                                     Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



-----------------  -----------------  -----------------
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          ---------------   ----------------
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ...............
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


         -----------------  -----------------
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

NAME                                           ADDRESS                       TYPE OF BUSINESS
----                                           -------                       ----------------
AAM Equity Fund                                440 Lincoln Street            Massachusetts Grantor Trust
                                               Worcester MA 01653

AAM Growth &  Income Fund, L.P                 440 Lincoln Street            Limited Partnership
                                               Worcester MA 01653

Advantage Insurance Network Inc.               440 Lincoln Street            Insurance Agency
                                               Worcester MA 01653

AFC Capital Trust I                            440 Lincoln Street            Statutory Business Trust
                                               Worcester MA 01653

Allmerica Asset Management Limited             440 Lincoln Street            Investment advisory services
                                               Worcester MA 01653

Allmerica Asset Management, Inc.               440 Lincoln Street            Investment advisory services
                                               Worcester MA 01653
Allmerica Benefits, Inc.                       440 Lincoln Street            Non-insurance medical services
                                               Worcester MA 01653

Allmerica Equity Index Pool                    440 Lincoln Street            Massachusetts Grantor Trust
                                               Worcester MA 01653

Allmerica Financial Alliance Insurance         100 North Parkway             Multi-line property and casualty
Company                                        Worcester MA 01605            insurance

Allmerica Financial Benefit Insurance          100 North Parkway             Multi-line property and casualty
Company                                        Worcester MA 01605            insurance



Allmerica Financial Corporation                440 Lincoln Street            Holding Company
                                               Worcester MA 01653

Allmerica Financial Insurance                  440 Lincoln Street            Insurance Broker
Brokers, Inc.                                  Worcester MA 01653

Allmerica Financial Life Insurance             440 Lincoln Street            Life insurance, accident and health
and Annuity Company (formerly known            Worcester MA 01653            insurance, annuities, variable
as SMA Life Assurance Company                                                annuities and variable life
                                                                             insurance

Allmerica Financial Services Insurance         440 Lincoln Street            Insurance Agency
Agency, Inc.                                   Worcester MA 01653

Allmerica Funding Corp.                        440 Lincoln Street            Special purpose funding vehicle for
                                               Worcester MA 01653            commercial paper

Allmerica, Inc.                                440 Lincoln Street            Common employer for Allmerica
                                               Worcester MA 01653            Financial Corporation entities

Allmerica Financial Investment                 440 Lincoln Street            Investment advisory services
Management Services, Inc. (formerly            Worcester MA 01653
known as Allmerica Institutional Services,
Inc. and 440 Financial Group of Worcester,
Inc.)

Allmerica Investment Management                440 Lincoln Street            Investment advisory services
Company, Inc.                                  Worcester MA 01653

Allmerica Investments, Inc.                    440 Lincoln Street            Securities, retail broker-dealer
                                               Worcester MA 01653

Allmerica Investments Insurance Agency Inc.    200 Southbridge Parkway       Insurance Agency
of Alabama                                     Suite 400
                                               Birmingham, AL 35209

Allmerica Investments Insurance Agency of      14211 Commerce Way            Insurance Agency
Florida, Inc.                                  Miami Lakes, FL 33016

Allmerica Investment Insurance Agency Inc.     1455 Lincoln Parkway          Insurance Agency
of Georgia                                     Suite 300
                                               Atlanta, GA 30346

Allmerica Investment Insurance Agency Inc.     Barkley Bldg-Suite 105        Insurance Agency
of Kentucky                                    12700 Shelbyville Road
                                               Louisiana, KY 40423

Allmerica Investments Insurance Agency Inc.    631 Lakeland East Drive       Insurance Agency
of Mississippi                                 Flowood, MS 39208

Allmerica Investment Trust                     440 Lincoln Street            Investment Company
                                               Worcester MA 01653



Allmerica Plus Insurance                       440 Lincoln Street            Insurance Agency
Agency, Inc.                                   Worcester MA 01653

Allmerica Property & Casualty                  440 Lincoln Street            Holding Company
Companies, Inc.                                Worcester MA 01653

Allmerica Securities Trust                     440 Lincoln Street            Investment Company
                                               Worcester MA 01653

Allmerica Services Corporation                 440 Lincoln Street            Internal administrative services
                                               Worcester MA 01653            provider to Allmerica Financial
                                                                             Corporation entities

Allmerica Trust Company, N.A.                  440 Lincoln Street            Limited purpose national trust
                                               Worcester MA 01653            company

AMGRO, Inc.                                    100 North Parkway             Premium financing
                                               Worcester MA 01605

Citizens Corporation                           440 Lincoln Street            Holding Company
                                               Worcester MA 01653

Citizens Insurance Company of America          645 West Grand River          Multi-line property and casualty
                                               Howell MI 48843               insurance

Citizens Insurance Company of Illinois         333 Pierce Road               Multi-line property and casualty
                                               Itasca IL 60143               insurance

Citizens Insurance Company of the              3950 Priority Way             Multi-line property and casualty
Midwest                                        South Drive, Suite 200        insurance
                                               Indianapolis IN 46280

Citizens Insurance Company of Ohio             8101 N. High Street           Multi-line property and casualty
                                               P.O. Box 342250               insurance
                                               Columbus OH 43234

Citizens Management, Inc.                      645 West Grand River          Services management company
                                               Howell MI 48843

Financial Profiles                             5421 Avenida Encinas          Computer software company
                                               Carlsbad, CA 92008

First Allmerica Financial Life Insurance       440 Lincoln Street            Life, pension, annuity, accident
Company (formerly State Mutual Life            Worcester MA 01653            and health insurance company
Assurance Company of America)

First Sterling Limited                         440 Lincoln Street            Holding Company
                                               Worcester MA 01653

First Sterling Reinsurance Company             440 Lincoln Street            Reinsurance Company
Limited                                        Worcester MA 01653

Greendale Special Placements Fund              440 Lincoln Street            Massachusetts Grantor Trust
                                               Worcester MA 01653



The Hanover American Insurance                 100 North Parkway             Multi-line property and casualty
Company                                        Worcester MA 01605            insurance

The Hanover Insurance Company                  100 North Parkway             Multi-line property and casualty
                                               Worcester MA 01605            insurance

Hanover Texas Insurance Management             801 East Campbell Road        Attorney-in-fact for Hanover Lloyd's
Company, Inc.                                  Richardson TX 75081           Insurance Company

Hanover Lloyd's Insurance Company              Hanover Lloyd's Insurance     Multi-line property and casualty
                                               Company                       insurance

Lloyds Credit Corporation                      440 Lincoln Street            Premium financing service
                                               Worcester MA 01653            franchises

Massachusetts Bay Insurance Company            100 North Parkway             Multi-line property and casualty
                                               Worcester MA 01605            insurance

Sterling Risk Management Services, Inc.        440 Lincoln Street            Risk management services
                                               Worcester MA 01653

ITEM 27. NUMBER OF CONTRACT OWNERS

As of December 31, 2000, there were 199 Contract Owners of qualified Contracts and 514 Contract Owners of non-qualified Contracts.

As of December 31, 2000, there were no Contract Form A3028-NY-00GRCU Owners since sales had not yet begun.

ITEM 28. INDEMNIFICATION

     Article VIII of the Bylaws of First Allmerica Financial Life Insurance Company (the Depositor) states: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

          X VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, Separate Account FUVUL, Separate Account IMO and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

          X Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account

               KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company

             Allmerica Investment Trust

(b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
     440 Lincoln Street
     Worcester, Massachusetts 01653

      NAME                                    POSITION OR OFFICE WITH UNDERWRITER
      ----                                    -----------------------------------
Margaret L. Abbott                         Vice President

Emil J. Aberizk, Jr                        Vice President

Edward T. Berger                           Vice President and Chief Compliance Officer

Michael J. Brodeur                         Vice President Operations

Mark R. Colborn                            Vice President

Charles F. Cronin                          Secretary/Clerk

Claudia J. Eckels                          Vice President

Philip L. Heffernan                        Vice President

J. Kendall Huber                           Director

Mark C. McGivney                           Treasurer

William F. Monroe, Jr.                     President, Director and Chief Executive Officer

Stephen Parker                             Vice President and Director

Richard M. Reilly                          Director and Chairman of the Board

Eric A. Simonsen                           Director

(c)  As indicated in Part B (Statement of Additional Information) in response to
     Item 20(c), there were no commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant in 1999. No commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31. MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32. UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) The Registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Contracts are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(B) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Registrant, a separate account of First Allmerica Financial Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (I) the restrictions on redemption imposed by the Program and by
          Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 15th day of January, 2001.

                             SEPARATE ACCOUNT KG OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                                   By:  /s/ Sheila B. St. Hilaire
                                            -------------------------
                                 Sheila B. St. Hilaire,
                                 Assistant Vice President and Counsel

Pursuant to the requirements of the Securities Act of 1933, this initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES                               TITLE                                                         DATE
----------                               -----                                                         ----
/s/ Warren E. Barnes                     Vice President and Corporate Controller                       January 15, 2001
---------------------------
Warren E. Barnes

Edward J. Parry*                         Director, Vice President and Chief Financial Officer
------------------------------------

Richard M. Reilly*                       Director and Vice President
------------------------------------

John F. O'Brien*                         Director, President  and Chief Executive Officer
------------------------------------

Bruce C. Anderson*                       Director and Vice President
------------------------------------

Mark R. Colborn*                         Director and Vice President
------------------------------------

John P. Kavanaugh*                       Director, Vice President and Chief Investment Officer
------------------------------------

J. Kendall Huber*                        Director, Vice President and General Counsel
------------------------------------

J. Barry May*                            Director
------------------------------------

Robert P. Restrepo, Jr.*                 Director and Vice President
------------------------------------

Eric A. Simonsen*                        Director and Vice President
------------------------------------

Gregory D. Tranter*                      Director and Vice President
------------------------------------

*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated September 18, 2000 duly executed by such persons.

/s/ Sheila B. St. Hilaire
-------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                                  EXHIBIT TABLE

Exhibit 3(c)      Form of Bonus Product Commissions Schedule

Exhibit 4(a)      Contract Form A3028-NY-00GRCU

Exhibit 4(b)      Specification Pages Form A8028-NY-00GRCU

Exhibit 4(c)      Enhanced Death Benefit "EDB" Rider (Form 3286.NY-00GRC)

Exhibit 5         Application Form (SML-1460KNY)

Exhibit 8(b)      Directors' Power of Attorney

Exhibit 9         Opinion of Counsel

Exhibit 15(b)     Amendment to Kemper Participation Agreement dated
                  October 1, 2000

Exhibit 15(c)     Form of Participation Agreement with Dreyfus dated
                  December 2000

Exhibit 15(d) Form of Amendment to the Alger Participation Agreement dated December 2000

Exhibit 15(e) Amendment to the Participation Agreement with Warburg Pincus dated August 25, 2000